   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 20, 2000


                                                      REGISTRATION NO. 333-38474
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                         PRE-EFFECTIVE AMENDMENT NO. 4

                                       TO
                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                             iNTELEFILM CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                    MINNESOTA                                           41-1663712
 (STATE OR OTHER JURISDICTION OF INCORPORATION OR
                  ORGANIZATION)                            (I.R.S. EMPLOYER IDENTIFICATION NO.)

                            5501 EXCELSIOR BOULEVARD
                          MINNEAPOLIS, MINNESOTA 55416
                                 (612) 925-8840
   (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            ------------------------

                              CHRISTOPHER T. DAHL
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                            5501 EXCELSIOR BOULEVARD
                          MINNEAPOLIS, MINNESOTA 55416
                                 (612) 925-8840
               (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE
               NUMBER, INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                            ------------------------

                                   COPIES TO:

              AVRON L. GORDON, ESQ.                                JILL J. THEIS, ESQ.
          CHRISTOPHER C. CLEVELAND, ESQ.                      GENERAL COUNSEL AND SECRETARY
             BRETT D. ANDERSON, ESQ.                              iNTELEFILM CORPORATION
             JAMES R. SANKOVITZ, ESQ.                            5501 EXCELSIOR BOULEVARD
   BRIGGS AND MORGAN, PROFESSIONAL ASSOCIATION                 MINNEAPOLIS, MINNESOTA 55416
     2400 IDS CENTER, 80 SOUTH EIGHTH STREET                      (612) 925-8894 (PHONE)
           MINNEAPOLIS, MINNESOTA 55402                            (612) 925-8840 (FAX)
              (612) 334-8400 (PHONE)
               (612) 334-8650 (FAX)

                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: AS SOON AS PRACTICABLE AFTER THE EFFECTIVENESS OF THIS REGISTRATION STATEMENT

     If the securities being registered on this form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

      THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. iNTELEFILM CORPORATION MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                 SUBJECT TO COMPLETION, DATED NOVEMBER 20, 2000

                             iNTELEFILM CORPORATION
                  OFFER TO EXCHANGE ONE SHARE OF COMMON STOCK
                                       OF
                             iNTELEFILM CORPORATION
                                      FOR
                 EVERY 13.75 OUTSTANDING SHARES OF COMMON STOCK
                           OF HARMONY HOLDINGS, INC.

          MERGER OF HARMONY HOLDINGS, INC. INTO iNTELEFILM CORPORATION


     The offer and withdrawal rights will expire at 11:59 p.m., Minneapolis time, on Thursday, December 21, 2000, unless the offer is extended.


     We are offering to exchange one share of common stock of iNTELEFILM Corporation for every 13.75 outstanding shares of common stock of Harmony Holdings, Inc. that stockholders of Harmony validly tender, and do not properly withdraw, before the offer expires. You may withdraw Harmony shares that you tender pursuant to this offer at any time prior to the expiration of the offer, but not during any subsequent offering period.

     If we complete the offer, we intend to cause Harmony to merge into iNTELEFILM or a wholly owned subsidiary of iNTELEFILM. In the merger, we will issue one share of our common stock for every 13.75 outstanding shares of Harmony common stock, subject to any applicable appraisal rights. This prospectus also relates to the shares of our common stock that we would issue in the merger.

     You should read this prospectus carefully. It sets forth the terms and conditions of the offer and the merger. It also describes the businesses and finances of iNTELEFILM and Harmony. We have prepared this prospectus so that you will have the information necessary to make a decision about the offer and whether to pursue your appraisal rights in connection with the merger.

     OUR OBLIGATION TO EXCHANGE OUR COMMON STOCK FOR HARMONY COMMON STOCK IS SUBJECT TO THE IMPORTANT CONDITIONS LISTED BELOW UNDER "THE OFFER -- CONDITIONS TO THE OFFER." THESE INCLUDE THE CONDITION THAT STOCKHOLDERS OF HARMONY VALIDLY TENDER, AND DO NOT WITHDRAW, A SUFFICIENT NUMBER OF SHARES OF HARMONY COMMON STOCK WHICH, TOGETHER WITH SHARES OF HARMONY COMMON STOCK OWNED BY US, CONSTITUTE AT LEAST 90% OF THE OUTSTANDING SHARES OF HARMONY COMMON STOCK UPON THE EXPIRATION OF THE OFFER. AS OF NOVEMBER 13, 2000, WE OWNED 4,139,562 SHARES OF HARMONY COMMON STOCK, REPRESENTING APPROXIMATELY 55% OF THE OUTSTANDING SHARES OF HARMONY COMMON STOCK ON THAT DATE.

     Our common stock trades on the Nasdaq National Market under the symbol "FILM." On November 13, 2000, the closing price for one share of our common stock was $1.125. Harmony common stock trades on the OTC Bulletin Board under the symbol "HAHO." On November 13, 2000, the closing price for one share of Harmony common stock was $0.05.

      AN INVESTMENT IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY REVIEW THE "RISK FACTORS" BEGINNING ON PAGE 18 FOR A DISCUSSION OF IMPORTANT FACTORS THAT YOU SHOULD CONSIDER IN CONNECTION WITH OUR OFFER, THE MERGER AND AN INVESTMENT IN OUR COMMON STOCK.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THE SECURITIES TO BE ISSUED UNDER THIS PROSPECTUS OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
               The date of this prospectus is             , 2000.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
QUESTIONS AND ANSWERS.......................................     1
SUMMARY.....................................................     5
RISK FACTORS................................................    18
THE OFFER...................................................    22
THE MERGER; APPRAISAL RIGHTS................................    36
FEDERAL INCOME TAX CONSEQUENCES.............................    38
MATERIAL CONTACTS BETWEEN iNTELEFILM AND HARMONY............    40
DESCRIPTION OF iNTELEFILM CAPITAL STOCK.....................    46
PRICE RANGE OF COMMON STOCK AND DIVIDENDS...................    50
COMPARISON OF SECURITY HOLDER RIGHTS........................    52
LEGAL MATTERS...............................................    60
EXPERTS.....................................................    60
WHERE YOU CAN FIND MORE INFORMATION.........................    61
PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS...........    63
EXCHANGE AGENT..............................................    67
INFORMATION AGENT...........................................    67
SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW.........   A-1

                             QUESTIONS AND ANSWERS

Q:  WHAT IS INTELEFILM PROPOSING?


A: iNTELEFILM proposes to acquire the outstanding common stock of Harmony that it does not already own by offering to exchange iNTELEFILM shares for Harmony shares. iNTELEFILM currently owns approximately 55% of Harmony's outstanding common stock. iNTELEFILM will not complete the offer unless doing so would enable it to achieve 90% ownership of Harmony's outstanding common stock. iNTELEFILM intends to cause Harmony to be merged with iNTELEFILM, or a wholly owned subsidiary of iNTELEFILM, after completion of the offer. The merger would result in each share of Harmony common stock not exchanged or accepted for exchange in the offer being converted into the same number of iNTELEFILM shares that would have been issued to a Harmony stockholder pursuant to the offer.


     If stockholders of Harmony do not tender a sufficient number of shares of Harmony common stock to enable iNTELEFILM to own at least 90% of the outstanding shares of Harmony common stock upon completion of the offer, iNTELEFILM plans to continue its investment in Harmony as a majority-owned subsidiary. As of September 30, 2000, Harmony was indebted to iNTELEFILM to the extent of approximately $5.9 million. iNTELEFILM is not obligated to continue funding Harmony's operating losses and does not intend to continue such funding if the offer is unsuccessful.

Q:  WHAT WILL I RECEIVE IN EXCHANGE FOR MY SHARES OF HARMONY COMMON STOCK?

A: iNTELEFILM is offering one share of its common stock for every 13.75 shares of Harmony common stock validly tendered and not properly withdrawn. You will not receive any fractional iNTELEFILM shares. Instead, you will receive cash in an amount equal to the closing sales price of any fractional iNTELEFILM share you would otherwise have been entitled to receive.

Q:  WHY SHOULD I TENDER MY SHARES OF HARMONY COMMON STOCK?

A: iNTELEFILM believes its acquisition of the outstanding common stock of Harmony will enhance value for Harmony stockholders by, among other things:

     - offering a significant premium over the price of Harmony's stock at the time the offer was announced on March 22, 2000 and just prior to the date of this document on November 13, 2000;


     - Harmony's substantial indebtedness to iNTELEFILM will be eliminated for financial accounting purposes;


     - establishing a more diversified company capable of offering numerous lines of business, including those managed by iNTELEFILM, webADTV and Harmony, with a greater level of resources;

     - giving you ownership of a solvent company and, by virtue of iNTELEFILM's greater financial strength, avoiding the potential sale of Harmony and/or the cessation of its operations if it continues to lose money from operations and incur expenses as a separate public company;

     - achieving better long-term growth prospects;

     - reducing costs of operations over the long-term; and

     - providing you with increased investment liquidity as a shareholder of a company the stock of which is traded on the Nasdaq National Market.

Q:  HOW DO I PARTICIPATE IN INTELEFILM'S OFFER?

A:  To tender your shares, you should do the following:

     - If you hold shares in your own name, complete and sign the enclosed letter of transmittal and return it with your Harmony share certificates to Wells Fargo Bank Minnesota, N.A., the exchange agent for the offer, at the appropriate address specified on page 67 of this document before the expiration date of the offer.

     - If you hold your shares in "street name" through a broker, instruct your broker to tender your shares before the expiration date of the offer.

Q:  HOW LONG WILL IT TAKE INTELEFILM TO COMPLETE THE OFFER?

A: The offer will remain open until December 21, 2000, unless iNTELEFILM determines to provide a subsequent offering period or is required to extend the offer due to a material change in the information presented in this document.

Q:  WHEN AND HOW CAN I WITHDRAW TENDERED SHARES?

A: Harmony shares tendered in the offer may be withdrawn by you at any time prior to December 21, 2000, the expiration date of the offer, and, unless iNTELEFILM has accepted them pursuant to the offer, may also be withdrawn at any time after January 20, 2001.


     Your withdrawal will only be effective if the exchange agent receives a written notice of withdrawal at the appropriate address specified on page 67 of this document, or by facsimile at (651) 450-4163. The written notice must contain your name, address, social security number, number of Harmony shares to be withdrawn, the certificate number or numbers for such shares and the name of the registered holder of the shares, if different from the person who tendered the shares. All signatures on the notice of withdrawal must be guaranteed by a financial institution in accordance with the procedures set forth in this document under "The Offer -- Withdrawal rights."


Q:  MAY INTELEFILM ELECT, OR BE REQUIRED, TO EXTEND THE DURATION OF THE OFFER?

A: Yes. iNTELEFILM may provide, at its election, a subsequent offering period of 3 to 20 business days following completion of the initial offering period during which Harmony stockholders can tender Harmony shares into the offer without withdrawal rights. If used, the subsequent offering period would be designed:

     - to assist iNTELEFILM in reaching the statutory minimum necessary to perform a short-form merger, and

     - to provide Harmony stockholders one last opportunity to tender into an offer that is otherwise complete,

     thereby avoiding the delay and illiquid market that can result after a tender offer and before the related merger. During a subsequent offering period,
iNTELEFILM would accept and promptly pay for Harmony shares as they are tendered, providing Harmony stockholders with the same form and amount of consideration as paid in the offer.

     Independent of whether iNTELEFILM provides a subsequent offering period, it may be required to extend the initial offering period if there is a material change in the information contained in this document.

     In either event, iNTELEFILM would amend the offer and disseminate new information to Harmony stockholders through a press release disclosing such information.

Q:  HOW WOULD INTELEFILM COMPLETE ITS PROPOSED ACQUISITION OF HARMONY?


A: iNTELEFILM intends to complete its acquisition of Harmony by undergoing a short-form merger pursuant to Delaware law, which allows a parent corporation owning at least 90% of the outstanding shares of each class of a subsidiary corporation to merge the subsidiary corporation into itself, or a merger subsidiary, without the approval of the stockholders of the parent corporation or of the board of directors or stockholders of the subsidiary corporation. Assuming that Harmony stockholders tender at least 35% of Harmony's outstanding common stock and iNTELEFILM accepts such shares for tender, iNTELEFILM would effect the merger without the vote of any other Harmony stockholders.


Q:  WHAT ARE THE CONDITIONS TO INTELEFILM'S OFFER?

A: Several conditions must be satisfied before iNTELEFILM will purchase any shares pursuant to its offer, including:
     - ownership of at least 90% of the outstanding shares of Harmony common stock immediately following the closing of the offer;

     - effectiveness of the registration statement covering the iNTELEFILM common stock to be issued to Harmony stockholders, the absence of any stop order suspending such effectiveness and receipt of all necessary state securities law or "blue sky" authorizations;

     - the absence of any temporary restraining order, preliminary or permanent injunction or other court or government agency order or decree preventing consummation of the offer and the absence of any statute, rule, regulation or other similar decree prohibiting or restricting the offer in effect at the time of the offer;

     - the absence of any pending suit, action or proceeding by any governmental entity which would be reasonably likely to have a material adverse effect on iNTELEFILM, Harmony or the offer; and

     - the absence of any other agreement or transaction involving Harmony which would have the effect of impairing iNTELEFILM's ability to acquire Harmony or otherwise diminish the expected economic value to iNTELEFILM of the offer.

Q: HAS HARMONY'S BOARD OF DIRECTORS RECOMMENDED THAT HARMONY'S STOCKHOLDERS ACCEPT INTELEFILM'S OFFER?

A: No. To iNTELEFILM's knowledge, Harmony's directors have taken no action concerning a recommendation to its stockholders. Harmony's board consists of five persons, three whom are directors of iNTELEFILM. iNTELEFILM expects Harmony's board to take action with respect to the offer within ten days of its commencement.

Q:  WILL MY RECEIPT OF INTELEFILM SHARES BE A TAXABLE TRANSACTION?


A: No. The offer and the merger are intended to qualify as a reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended. Assuming the offer and the merger so qualify, holders of Harmony shares will not recognize any gain or loss as a result of the exchange of such stock for iNTELEFILM shares pursuant to the offer or the merger, except to the extent of cash received, if any, in lieu of fractional shares. See "Federal Income Tax Consequences."


Q:  AM I ENTITLED TO DISSENTERS' RIGHTS OR RIGHTS OF APPRAISALS IN THE OFFER?

A: No. Neither Minnesota nor Delaware provide dissenters' rights or rights of appraisal in connection with the offer.

Q: AM I ENTITLED DISSENTERS' RIGHTS OR RIGHTS OF APPRAISAL IN CONNECTION WITH THE MERGER?


A: Yes. If Harmony stockholders tender a sufficient number of shares in the offer so that the offer may be completed, Harmony stockholders who do not tender shares in the offer will have the right under Delaware law to dissent and demand appraisal of their Harmony shares in connection with the merger. This would entitle such stockholders to receive a judicial determination of, and receive payment for, the fair value of their Harmony shares.


Q:  WHERE CAN I FIND MORE INFORMATION ABOUT INTELEFILM AND HARMONY?

A: You can find more information about iNTELEFILM and Harmony from various sources described under "Where You Can Find More Information."

Q:  WHO CAN I CALL WITH QUESTIONS ABOUT THE OFFER?

A: You can contact iNTELEFILM's information agent, Georgeson Shareholder Communications Inc., at (800) 223-2064.

                                    SUMMARY

     This summary does not contain all of the information that should be important to you. You should carefully read this entire document and the other documents to which this document refers you to fully understand the offer.

THE OFFER (See page 22)


     iNTELEFILM is offering to exchange one share of its common stock for every
13.75 shares of Harmony common stock. iNTELEFILM will accept all shares validly tendered and not properly withdrawn. iNTELEFILM's obligation to exchange its shares for Harmony shares is subject to important conditions, including a minimum tender condition.



     The consideration iNTELEFILM is offering has a value of approximately $0.0818 per Harmony share, based on the closing price of iNTELEFILM common stock on the Nasdaq National Market on November 13, 2000. On November 13, 2000, the closing sales price of one share of Harmony common stock on the OTC Bulletin Board was $0.05. On November 13, 2000, iNTELEFILM had 6,511,366 outstanding shares of common stock and Harmony had 7,506,660 outstanding shares of common stock.



     The offer expires at 11:59 p.m., Minneapolis time, on December 21, 2000, unless iNTELEFILM extends, or is required to extend, the period of time for which the offer is open, in which case the offer will expire at a later designated time and date.


THE MERGER (See page 36)

     If stockholders of Harmony tender a sufficient number of shares of Harmony common stock to enable iNTELEFILM to own at least 90% of the outstanding shares of Harmony common stock upon completion of the offer, iNTELEFILM intends to complete the offer. Promptly after completion of the offer, iNTELEFILM intends to cause a merger of Harmony with iNTELEFILM or a wholly owned subsidiary of iNTELEFILM. Any Harmony stockholders who did not tender their shares in the offer will receive one share of iNTELEFILM common stock for every 13.75 shares of Harmony common stock in the merger.

     If stockholders of Harmony do not tender a sufficient number of shares of Harmony common stock to enable iNTELEFILM to own at least 90% of the outstanding shares of Harmony common stock upon completion of the offer, iNTELEFILM plans to continue its investment in Harmony as a majority-owned subsidiary. As of September 30, 2000, Harmony was indebted to iNTELEFILM to the extent of approximately $5.9 million. iNTELEFILM is not obligated to continue funding Harmony's operating losses and does not intend to continue such funding if the offer is unsuccessful.

INFORMATION ABOUT iNTELEFILM AND HARMONY (See page 61)

iNTELEFILM CORPORATION
5501 Excelsior Boulevard
Minneapolis, Minnesota 55416
(612) 925-8840
     iNTELEFILM believes it is a leading source of services for the television commercial production industry, offering extensive production capability and the exclusive services of established industry talent. In addition, iNTELEFILM's majority-owned subsidiary, webADTV.com, Inc., develops web-based applications intended to increase productivity and communications between advertising agencies, clients, production companies and media channels. Prior to 1999, iNTELEFILM, operating under the name Children's Broadcasting Corporation, created and marketed a children's entertainment format primary through a radio network of owned, operated and affiliated radio stations. iNTELEFILM's total revenues from production contracts in 1999 were $67,242,374, including $39,491,545 attributable to Harmony. iNTELEFILM's operating loss before taxes in 1999 was $7,709,656, including $2,929,033 attributable to Harmony. iNTELEFILM's total revenues for the nine months ended September 30, 2000 were $51,188,954, including $15,890,624 attributable to Harmony. iNTELEFILM's operating loss before taxes for the nine months ended September 30, 2000 was $5,753,388, including $2,590,063 attributable to Harmony. The financial statements of Harmony are consolidated with those of iNTELEFILM. iNTELEFILM owned approximately 55% of Harmony's outstanding common stock as of November 13, 2000.

HARMONY HOLDINGS, INC.
5501 Excelsior Boulevard
Minneapolis, Minnesota 55416
(612) 925-8840


     Harmony's primary business has been the production of television commercials and music videos. Harmony's customers are typically advertising agencies acting on behalf of television advertisers. Harmony's principal operating company is The End, Inc., a wholly-owned subsidiary. Harmony also owns a 49% equity ownership interest in Curious Pictures Corporation, all remaining interest in which is owned by iNTELEFILM. For its fiscal year ended June 30, 1999, the six months ended December 31, 1999, and the nine months ended September 30, 2000, Harmony's consolidated revenues from production contracts totaled $66,340,255, $19,810,274 and $15,890,624, respectively. Harmony's operating losses before taxes for its fiscal year ended June 30, 1999, the six months ended December 31, 1999, and the nine months ended September 30, 2000, were $8,383,105, $1,135,560 and $2,590,063, respectively.


BENEFITS TO HARMONY STOCKHOLDERS (See page 23)

     iNTELEFILM believes that its acquisition of all of the outstanding common stock of Harmony represents an opportunity to enhance value for Harmony stockholders. Among the benefits that iNTELEFILM believes Harmony stockholders would obtain from the combination of iNTELEFILM and Harmony are the following:

     - Significant premium. Based on March 22, 2000, closing prices, the offer represents a premium of approximately 50%. Based on November 13, 2000 closing prices, the offer represents a premium of approximately 64%.


     - Harmony's indebtedness to iNTELEFILM. Combining iNTELEFILM and Harmony will result in the elimination, for financial accounting purposes, of approximately $5.9 million payable by Harmony to iNTELEFILM pursuant to promissory notes and advances outstanding as of September 30, 2000.

     - Ownership of a stronger combined company. Combining iNTELEFILM and Harmony will establish a more diversified company capable of providing a greater level of resources.

     - Ownership of a solvent company. Harmony's independent certified public accountants have raised substantial doubt as to Harmony's ability to continue as a going concern. Completion of the offer will provide Harmony stockholders with ownership of a solvent company, and avoid the potential sale of Harmony or the cessation of Harmony's operations.

     - Better long-term growth prospects. Combining iNTELEFILM and Harmony would yield better long-term growth prospects than operating the companies separately, potentially resulting in increased shareholder value over the long-term.


     - Savings on operations. Combining iNTELEFILM and Harmony will result in lower costs of operations over the long-term through the consolidation of SEC reporting and audit fees.


     - Increased investment liquidity. iNTELEFILM shares are traded on the Nasdaq National Market and consequently may be more easily traded than Harmony shares, which are traded on the OTC Bulletin Board.

COMPARATIVE MARKET PRICE INFORMATION (See page 50)

     iNTELEFILM's common stock trades on the Nasdaq National Market under the symbol "FILM" and Harmony's common stock trades on the OTC Bulletin Board under the symbol "HAHO." The following table lists closing prices of iNTELEFILM common stock and Harmony common stock and the value of the offer per share of Harmony common stock on March 22, 2000, the last trading day before iNTELEFILM announced its proposed offer, and on November 13, 2000, just prior to the date of this document. The value of the offer per share of Harmony common stock at the specified dates represents the closing price of one share of iNTELEFILM common stock on that date multiplied by the exchange ratio of one share of iNTELEFILM common stock for every 13.75 outstanding Harmony shares.

                                            iNTELEFILM      Harmony
                                           Common Stock   Common Stock   Value of Offer
                                           ------------   ------------   --------------
March 22, 2000...........................    $3.9375        $0.1875         $0.2864
November 13, 2000........................    $1.1250        $0.0500         $0.0818

     The value of the offer will fluctuate because market prices of iNTELEFILM common stock and Harmony common stock will change prior to consummation of the offer, while the exchange ratio is fixed. You should obtain current stock price quotations for iNTELEFILM common stock and Harmony common stock. You can get these quotations from a newspaper, on the Internet or by calling your broker.

COMPARISON OF SECURITY HOLDER RIGHTS (See page 52)


     Upon an exchange of shares by tendering Harmony stockholders, or upon a subsequent short-form merger of Harmony with iNTELEFILM or a wholly owned subsidiary of iNTELEFILM, Harmony stockholders whose rights are currently governed by Delaware law will become iNTELEFILM shareholders, and their rights as such will be governed by Minnesota law and the instruments governing iNTELEFILM. The following summarizes how Harmony stockholder's rights will change if and when they become holders of iNTELEFILM common stock:

     - Number, election and removal of directors. Harmony and iNTELEFILM both have five directors on their boards. Harmony's certificate of incorporation provides for cumulative voting in the election of directors. iNTELEFILM's articles of incorporation specifically eliminate cumulative voting. Directors for both Harmony and iNTELEFILM may be elected or removed with or without cause by the affirmative vote of a majority of shares present and entitled to vote at a regular meeting of security holders, except that if less than the entire Harmony board is to be removed, no Harmony director may be removed if the votes cast against such director's removal would be sufficient to elect the director if then cumulatively voted at an election of the entire board of directors. Vacancies on the boards of both Harmony and iNTELEFILM may be filled by either a majority of remaining directors or the security holders entitled to vote on the matter.

     - Shareholder action by written consent. Harmony stockholders currently may take any action required or permitted to be taken at a security holder meeting without a meeting through a written consent signed by holders of the minimum number of votes required to authorize the action at a properly called meeting. iNTELEFILM shareholders may take action in writing only if signed by all the shareholders entitled to vote on the action at a properly called meeting.

     - Amendments to incorporating instruments. Harmony's certificate of incorporation may be changed upon the board's recommendation and the affirmative vote of a majority of the stock entitled to vote. iNTELEFILM's articles of incorporation may be changed by the affirmative vote of a majority of shares entitled to vote, except that an amendment eliminating Minnesota's control share acquisition statute may also be adopted by a special committee of the board.

     - Amendments to bylaws. Harmony's bylaws may be amended or repealed by the board or a majority of Harmony stock entitled to vote. iNTELEFILM's bylaws may be amended or repealed by the board or shareholders, except that certain amendments affecting the board of directors, or fixing a quorum for shareholder meetings, may only be made by a majority vote of shareholders. An amendment to iNTELEFILM's bylaws eliminating Minnesota's control share acquisition statute also may be adopted by a special committee of the board.

     - Calling of special meeting of security holders. A special meeting of the Harmony stockholders may be called by the board, the chairman of the board, the chief executive officer, or the holders of not less than 10 percent of outstanding stock entitled to vote. A special meeting of iNTELEFILM shareholders may be called by the chief executive officer, the chief financial officer, two or more directors, the president, the treasurer, or a shareholder or shareholders holding 10 percent or more of shares entitled to vote, except that any special meeting to consider any action to facilitate a business combination must be called by 25 percent or more of shares entitled to vote.

     - Anti-takeover measures. Both Delaware and Minnesota law have provisions protecting security holders from potential unwanted takeovers of a corporation that apply when such takeovers involve "interested shareholders." Minnesota law utilizes a lower beneficial ownership threshold to define an interested shareholder and has a shorter waiting period restricting interested shareholders from engaging in prohibited business combinations as compared to Delaware law. Minnesota also has a potentially broader definition of a business combination encompassing a larger variety of transactions. In addition, iNTELEFILM has adopted a shareholder rights plan which may have the effect of discouraging unsolicited mergers or acquisitions of iNTELEFILM common stock. Harmony has not adopted a stockholder rights plan. Minnesota law includes a control share acquisition act establishing various disclosure and shareholder approval requirements in connection with takeovers. Delaware law has no comparable statute. Both Minnesota and Delaware have business combination statutes intended to deter highly leveraged takeover bids. Further, Minnesota law contains the following provisions that Delaware law does not contain:

      - a statute prohibiting iNTELEFILM from entering into or amending agreements that increase compensation of officers or directors during potential tender offers;

      - provisions prohibiting iNTELEFILM's purchase of shares from an iNTELEFILM shareholder owning more than five percent of the iNTELEFILM voting power; and

      - statutes permitting the board of directors to consider the interests of employees, customers, suppliers, creditors, the community and the economy in the event of a proposed acquisition of an interest in iNTELEFILM.


     - Indemnification. Delaware law permits Harmony to indemnify officers, directors, employees or agents against liability for proceedings against them involving their actions when acting on behalf of the corporation. Harmony's bylaws require that it indemnify such persons to the full extent provided by law. Minnesota law requires iNTELEFILM to indemnify officers, directors, employees or agents against liability for proceedings against them involving their actions when acting on behalf of the corporation. Harmony and iNTELEFILM have similar indemnification provisions.


     - Dissenters' rights and appraisal rights. Delaware law allows for rights of appraisal only in select mergers or consolidations. Harmony stockholders will be entitled to rights of appraisal in a short-form merger which follows the offer. Minnesota law, in general, affords dissenters' rights upon amendments to the articles of incorporation that materially and adversely affect the rights or preferences of the shares of the dissenting shareholder, upon the sale of substantially all corporate assets, and upon merger or exchange by a corporation, regardless of whether the shares of the corporation are listed on a national securities exchange or widely held. Harmony stockholders who become holders of iNTELEFILM common stock will have expanded dissenters' rights.


ACCOUNTING TREATMENT (SEE PAGE 35)


     Shares acquired by iNTELEFILM pursuant to the offer and the merger will be accounted for as a "purchase," as such term is used under GAAP, for accounting and financial reporting purposes.

FEDERAL INCOME TAX CONSEQUENCES (See page 38)


     The offer and the merger are intended to be treated as an integrated transaction that will qualify as a reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended. Assuming the offer and the merger so qualify, holders of Harmony shares will not recognize any gain or loss as a result of the exchange of such stock for iNTELEFILM shares pursuant to the offer or the merger, except to the extent of cash received, if any, in lieu of fractional shares.


                             iNTELEFILM CORPORATION
                   SELECTED HISTORICAL FINANCIAL INFORMATION

     The following is a summary of selected consolidated financial data of iNTELEFILM for each of the years in the five-year period ended December 31, 1999, and the nine months ended September 30, 1999 and 2000. Results from the interim periods do not necessarily indicate results that may be expected from any other annual or interim periods. This information is derived from historical financial statements previously filed by iNTELEFILM with the SEC that has been restated to reflect discontinued operations. See "Where You Can Find More Information" on page 61. You should read this summary together with these financial statements and their accompanying notes and management's discussion and analysis. In the opinion of iNTELEFILM's management, the interim financial information includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such information.

     iNTELEFILM transitioned its focus from its children's entertainment format to commercial production services within the media and entertainment industry. This transition was effectively completed with the closing of the sales of iNTELEFILM's radio station distribution channel in January 1999 and its acquisition of a majority interest in Harmony in April 1999 and Curious Pictures in August 1999, and a 100% interest in Chelsea in March 1999. The operations and disposition of radio stations has been classified as discontinued operations. As a result of acquiring a majority interest in Harmony, iNTELEFILM began consolidating Harmony in April 1999. Previous records are accounted for under the equity method.

                             INTELEFILM CORPORATION
                          STATEMENT OF OPERATIONS DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                 NINE MONTHS
                                                                                    ENDED
                                                                                SEPTEMBER 30,
                                            DECEMBER 31,                         (UNAUDITED)
                          -------------------------------------------------   -----------------
                           1995      1996       1997       1998      1999      1999      2000
                          -------   -------   --------   --------   -------   -------   -------
Contract revenue........  $    --   $    --   $     --   $     --   $67,242   $45,732   $51,189
Costs and expenses
  Costs of production...       --    56,489     38,317     42,730        --        --        --

                                                                                 NINE MONTHS
                                                                                    ENDED
                                                                                SEPTEMBER 30,
                                            DECEMBER 31,                         (UNAUDITED)
                          -------------------------------------------------   -----------------
                           1995      1996       1997       1998      1999      1999      2000
                          -------   -------   --------   --------   -------   -------   -------
  General selling and
    administrative
    expenses (exclusive
    of items below).....       --        --         --         --     9,722     5,987     9,220
  Subsidiary stock
    option
    compensation........       25        --         --         --     2,121     2,018       311
  Corporate charges.....    1,465     2,774      6,013      5,614     3,673     2,278     3,264
  Depreciation and
    amortization........        2         4          7          8     1,542       902     1,598
                          -------   -------   --------   --------   -------   -------   -------
Loss from continuing
  operations............   (1,492)   (2,778)    (6,020)    (5,622)   (6,305)   (3,770)   (5,934)
Gain (loss) on sale
  of subsidiary stock
  and assets............      (31)       --         --         --       120       150       (18)
Equity loss in
  Harmony...............       --        --       (541)    (4,058)   (1,931)   (1,931)       --
Interest income
  (expense), net........   (1,209)     (399)    (2,611)    (5,268)      406      (165)      198
                          -------   -------   --------   --------   -------   -------   -------
Loss from continuing
  operations before
  income taxes..........   (2,732)   (3,177)    (9,172)   (14,948)   (7,710)   (5,386)   (5,754)
Income tax (expense)
  benefit...............       --        --         --      4,000       700       698       (51)
                          -------   -------   --------   --------   -------   -------   -------
Net loss from continuing
  operations............   (2,732)   (3,177)    (9,172)   (10,948)   (7,010)   (4,688)   (5,805)
Gain (loss) on the
  disposal of
  discontinued
  operations, net of
  income taxes..........   (3,376)   (6,691)    (5,387)    18,518    14,349    12,520        --
                          -------   -------   --------   --------   -------   -------   -------
Net income (loss).......   (6,108)   (9,868)   (14,559)     7,570     7,339     7,832    (5,805)
Accretion of preferred
  stock.................       --        --         --       (680)       --       (21)       --
                          -------   -------   --------   --------   -------   -------   -------
Net income (loss) to
  common shareholders...  $(6,108)  $(9,868)  $(14,559)  $  6,890   $ 7,339   $ 7,811   $(5,805)
                          =======   =======   ========   ========   =======   =======   =======
Basic and diluted net
  loss per share from
  continuing
  operations............  $ (0.97)  $ (0.62)  $  (1.47)  $  (1.64)  $ (1.11)  $ (0.73)  $ (0.91)
                          =======   =======   ========   ========   =======   =======   =======
Basic and diluted net
  income (loss) per
  share.................  $ (2.22)  $ (1.99)  $  (2.33)  $   1.03   $  1.16   $  1.21   $ (0.91)
                          =======   =======   ========   ========   =======   =======   =======
Weighted average shares
  outstanding...........    2,816     5,149      6,246      6,676     6,343     6,464     6,412
                          =======   =======   ========   ========   =======   =======   =======

                             iNTELEFILM CORPORATION
                               BALANCE SHEET DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                          DECEMBER 31,                     SEPTEMBER 30,
                         -----------------------------------------------       2000
                          1995      1996      1997      1998      1999      (UNAUDITED)
                         -------   -------   -------   -------   -------   -------------
Cash...................  $   587   $ 3,370   $   545   $   254   $15,986      $ 5,682
Current assets.........    2,247     5,094     2,021    12,537    27,191       11,435
Goodwill/Broadcast
  license, net.........    4,970    16,725    19,679        --     6,730        6,872
Total assets...........   13,327    28,607    35,414    33,822    37,618       24,220
Current liabilities....    6,668    10,583    27,727    18,045    17,328        8,436
Long-term
  liabilities..........      925     1,437     2,558       848       680          640
Total liabilities......    7,593    12,020    30,285    18,893    18,008        9,076
Minority interest......       --        --        --        --       139          417
Redeemable convertible
  preferred stock......    2,247        --        --     2,448        --           --
Shareholders' equity...  $ 3,487   $16,587   $ 5,129   $12,481   $19,471      $14,727

                             HARMONY HOLDINGS, INC.
                   SELECTED HISTORICAL FINANCIAL INFORMATION

     The following is a summary of selected consolidated financial data of Harmony for each of the years in the five-year period ended June 30, 1999, the six months ended December 31, 1999 and the nine months ended September 30, 1999 and 2000. Results from the interim periods do not necessarily indicate results that may be expected from any other annual or interim periods. This information is derived from historical financial statements previously filed by Harmony with the SEC. See "Where You Can Find More Information" on page 61. You should read this summary together with these financial statements and their accompanying notes and management's discussion and analysis. In the opinion of Harmony's management, the interim financial information includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such information.

     Throughout the past five fiscal years, Harmony has operated through various production divisions. During the fiscal years ending June 30, 1999 and 2000, Harmony ceased operations of one of its production divisions, sold 90% of the stock of another division and reduced its ownership of a third division to 49% when iNTELEFILM purchased 51% of that division's outstanding common stock in connection with the purchase of a stock option agreement from that division's management. As of August 1, 1999, Harmony operates one division and accounts for a second division as an equity investment. On June 29, 2000, Harmony changed its reporting year-end from June 30 to December 31 effective for the six-month period ended December 31, 1999.

                             HARMONY HOLDINGS, INC.
                          STATEMENT OF OPERATIONS DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                           SIX         NINE MONTHS
                                                                          MONTHS     ENDED SEPT. 30,
                                          JUNE 30,                        ENDED        (UNAUDITED)
                       -----------------------------------------------   DEC. 31,   -----------------
                        1995      1996      1997      1998      1999       1999      1999      2000
                       -------   -------   -------   -------   -------   --------   -------   -------
Contract revenue.....  $61,227   $60,415   $64,831   $53,355   $66,340   $19,810    $46,880   $15,890
Cost of production...   50,920    51,041    52,174    43,617    56,347    17,396     39,647    14,487
General selling and
  administrative
  expenses (exclusive
  of items below)....    8,800     8,628     9,343    10,761    10,012     2,799      6,580     2,915
Subsidiary stock
  option
  compensation.......       --        --        75       391     2,234        --      2,017        --
Corporate charges....    1,655     2,050     1,146     2,379     1,457       701      1,172       633
Depreciation and
  amortization.......      528       564       620       700       882       171        508       155
Restructuring costs
  and impairment of
  assets.............       --        --        --        --     3,357        --       (175)       --
                       -------   -------   -------   -------   -------   -------    -------   -------
Income (loss) from
  operations.........     (676)   (1,868)    1,473    (4,493)   (7,949)   (1,257)    (2,869)   (2,300)
Gain on disposal
  of production
  division...........       --        --        --        --        --       120        150        --
Equity gain in
  Curious Pictures...       --        --        --        --        --       280         22        88
Interest income
  (expense), net.....       (9)     (243)       40        25      (434)     (278)      (387)     (378)
                       -------   -------   -------   -------   -------   -------    -------   -------
Income (loss) before
  taxes..............  $  (685)  $(2,111)  $ 1,513   $(4,468)  $(8,383)  $(1,135)   $(3,084)  $(2,590)
Income tax expense...       --       (20)     (179)      (22)      (11)       --         (2)      (15)
                       -------   -------   -------   -------   -------   -------    -------   -------
Net income (loss)....  $  (685)  $(2,131)  $ 1,334   $(4,490)  $(8,394)  $(1,135)   $(3,086)  $(2,605)
                       =======   =======   =======   =======   =======   =======    =======   =======
Income (loss) per
  share..............  $ (0.12)  $ (0.37)  $  0.20   $ (0.69)  $ (1.13)  $ (0.15)   $ (0.41)  $ (0.35)
                       =======   =======   =======   =======   =======   =======    =======   =======
Weighted average
  shares
  outstanding........    5,567     5,692     6,682     6,515     7,409     7,507      7,507     7,507
                       =======   =======   =======   =======   =======   =======    =======   =======

                             HARMONY HOLDINGS, INC.
                               BALANCE SHEET DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                          JUNE 30,                                      SEPT. 30,
                       ----------------------------------------------   DECEMBER 31,      2000
                        1995      1996     1997      1998      1999         1999       (UNAUDITED)
                       -------   ------   -------   -------   -------   ------------   -----------
Cash.................  $   230   $  447   $ 2,355   $ 3,834   $ 2,911     $ 1,067        $   110
Current assets.......    7,707    4,986     9,505    12,008    10,713       6,251            934
Goodwill, net........    3,181    2,969     2,758     2,546       169         163            155
Total assets.........   12,955    9,687    14,505    16,927    14,121       8,729          3,386
Current
  liabilities........    6,196    5,382     6,748    12,698    15,703      12,571          9,832
Long-term
  liabilities........      385       --        --        --        --          --             --
Total
  liabilities........    6,581    5,382     6,748    12,698    15,703      12,571          9,832
Minority
  interest...........       --       --        75       466     2,700          --             --
Stockholders' equity
  (deficit)..........  $ 6,374   $4,304   $ 7,682   $ 3,763   $(4,281)    $(3,842)       $(6,446)

SELECTED PRO FORMA FINANCIAL DATA

                             iNTELEFILM CORPORATION
                     PRO FORMA STATEMENT OF OPERATIONS DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                  (UNAUDITED)


     The following is a summary of the Pro Forma Condensed Combined Financial Statements presented in full beginning on page 63.


                                                                      PRO FORMA
                                                                     NINE MONTHS
                                                  PRO FORMA             ENDED
                                                 YEAR ENDED         SEPTEMBER 30,
                                              DECEMBER 31, 1999          2000
                                              -----------------    ----------------
Contract revenue............................       $83,517             $51,189
Cost of production..........................        70,378              42,731
Operating expenses..........................        21,461              14,517
                                                   -------             -------
Loss from continuing operations.............        (8,322)             (6,059)
Gain on sale of assets......................           120                 (18)
Interest income (expense), net..............           327                 199
Income tax (expense) benefit................           700                 (51)
                                                   -------             -------
Net loss from continuing operations.........       $(7,176)            $(5,929)
                                                   =======             =======
Basic and diluted net loss per share from
  Continuing operations.....................       $ (1.09)            $ (0.89)
                                                   =======             =======
Weighted average shares outstanding.........         6,588               6,657

                             iNTELEFILM CORPORATION
                          PRO FORMA BALANCE SHEET DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                  (UNAUDITED)

                                                                 PRO FORMA
                                                               SEPTEMBER 30,
                                                                   2000
                                                               -------------
Current assets..............................................      $11,235
Property and equipment, net.................................        4,373
Goodwill, net...............................................        7,912
Total assets................................................       25,060
Current liabilities.........................................        8,436
Long-term debt..............................................          640
Total liabilities...........................................        9,076
Minority interest...........................................          418
Shareholders' equity........................................       15,566

                           COMPARATIVE PER SHARE DATA

     The following table sets forth historical per share data of iNTELEFILM and Harmony and consolidated per share data on an unaudited pro forma combined basis after giving effect to the offer under the purchase method of accounting. The following data should be read in conjunction with the Pro Forma Condensed Combined Financial Statements and the separate Selected Historical Financial Information of iNTELEFILM and Harmony. The unaudited pro forma consolidated per common share data is provided for illustrative purposes only and is not necessarily indicative of the consolidated financial position or consolidated results of operations that would have been reported had the offer occurred at the beginning of the earliest period presented or as of the dates for which such unaudited pro forma information is presented, nor does it represent a forecast of the consolidated financial position as of any future date or results of operations for any future period. No pro forma adjustments have been included herein which reflect potential effects of the efficiencies which may be obtained by consolidating the operations of iNTELEFILM and Harmony.

                                                                     AS OF AND FOR THE
                                                                     NINE MONTHS ENDED
                                                 AS OF AND FOR THE     SEPTEMBER 30,
                                                    YEAR ENDED             2000
                                                 DECEMBER 31, 1999      (UNAUDITED)
                                                 -----------------   -----------------
Basic and diluted net loss per share from
  continuing operations
  Historical -- iNTELEFILM.....................       $(1.11)             $(0.91)
  Pro Forma Consolidated.......................        (1.09)              (0.89)
  Historical -- Harmony........................        (0.56)              (0.35)
  Equivalent Pro Forma Consolidated per Harmony
     share(1)..................................        (0.08)              (0.07)
Book value per common share(2)
  Historical -- iNTELEFILM.....................         3.10                2.26
  Pro Forma Consolidated.......................         3.13                2.30
  Historical -- Harmony........................        (0.51)              (0.86)
  Equivalent Pro Forma Consolidated per Harmony
     share(1)..................................         0.23                0.17

Neither iNTELEFILM nor Harmony has paid cash dividends in the past and iNTELEFILM intends to retain future earnings, if any, to fund the development and growth of its business. Accordingly, subsequent to the completion of this transaction, iNTELEFILM does not anticipate paying cash dividends on its common stock in the foreseeable future.
---------------

(1) Each equivalent pro forma consolidated per Harmony share amount is calculated by dividing the related pro forma consolidated per share amount by the assumed exchange ratio of 13.75 Harmony shares for one iNTELEFILM share.

(2) The historical book value per common share is computed by dividing total shareholders' equity by the number of shares of common stock outstanding at the end of the period. The pro forma consolidated book value per share is computed by dividing pro forma shareholders' equity by the pro forma number of shares of common stock outstanding at the end of the respective period.

                                  RISK FACTORS

     An investment in the shares offered by iNTELEFILM involves a high degree of risk. Prospective investors should carefully consider the following risk factors, in addition to the other information set forth in this document, in connection with an investment in the shares offered by iNTELEFILM.

     When used below and elsewhere in this document, including documents incorporated herein by reference, the words "believes," "anticipates" and "intends" and similar expressions are intended to identify "forward-looking statements." Such statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Potential purchasers of iNTELEFILM's common stock are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date of this document.

iNTELEFILM'S COMMERCIAL PRODUCTION BUSINESS MAY NOT PROVE ADVANTAGEOUS OR PROFITABLE.

     iNTELEFILM has changed its business focus to servicing the commercial production and related media business industry. Although iNTELEFILM believes favorable opportunities exist in the television commercial production industry, the industry is highly fragmented and iNTELEFILM cannot assure you that it will be successful in completing its business plan, or if completed, that the business plan will be advantageous or profitable. iNTELEFILM cannot assure you that its competitors will not try to consolidate commercial production companies and production service companies. iNTELEFILM cannot assure you that consolidation, if it occurs, will be advantageous or profitable. iNTELEFILM cannot assure you that any acquisitions, if consummated, will be advantageous or profitable.

iNTELEFILM MAY BE UNABLE TO ACQUIRE ADDITIONAL COMMERCIAL PRODUCTION COMPANIES OR PRODUCTION SERVICE COMPANIES WITHOUT ADDITIONAL FINANCING, CAUSING INTELEFILM TO BE UNABLE TO EXECUTE ITS BUSINESS STRATEGY.

     In order to fully execute its business strategy, iNTELEFILM must acquire additional commercial production or production service companies. The availability of capital may limit iNTELEFILM's ability to complete future acquisitions as it tries to consolidate commercial production companies and production service companies. iNTELEFILM cannot assure you that it will obtain such financing when required or, if available, that the amount or terms of such financing would be acceptable or favorable. Additional financing could require the sale of equity securities, which could result in significant dilution to iNTELEFILM shareholders.

COMMERCIAL DIRECTORS AND OTHER KEY PERSONNEL COULD LEAVE INTELEFILM, IMPAIRING INTELEFILM'S GROWTH, PROFITABILITY AND PROSPECTS.

     The television commercial production business is driven by its personnel and creative talent. iNTELEFILM recognizes that a major part of its success in this industry will depend upon the hiring and continued engagement or employment of its directors and other key personnel. To this end, iNTELEFILM has entered into various director and employment agreements which range from one to five years in length. However, iNTELEFILM cannot assure you that it will be able to retain such talent, that such directors and employees will fulfill their obligations to iNTELEFILM, or that they will seek renewal at the end of their current agreements. In general, iNTELEFILM does not maintain life insurance on its television commercial directors or other key personnel.

iNTELEFILM HAS INCURRED OPERATING LOSSES AND EXPECTS TO INCUR FUTURE OPERATING LOSSES. THIS MAY PREVENT INTELEFILM FROM RAISING CAPITAL AND CONTINUING OPERATIONS.

     In general, iNTELEFILM has experienced operating losses in each quarterly and annual period since inception. iNTELEFILM incurred operating losses from continuing operations of approximately $7.7 million for the fiscal year ended December 31, 1999, approximately $14.9 million for the fiscal year ended December 31, 1998, and approximately $5.8 million for the nine months ended September 30, 2000. If iNTELEFILM is successful in acquiring additional commercial production companies or production service companies, iNTELEFILM's operating expenses may increase. If revenues do not offset any increased expenses, iNTELEFILM will incur operating losses for the foreseeable future. iNTELEFILM will need to generate significant increases in its revenues and operating margins to achieve and maintain profitability. If revenues or operating margins fail to grow or grow more slowly than iNTELEFILM anticipates, iNTELEFILM's operating losses could significantly increase, which would harm its business, operating results and financial condition. In addition, iNTELEFILM's failure to become and remain profitable may adversely affect the market price of its securities and its ability to raise capital and continue operations.

THE SCREEN ACTORS GUILD'S STRIKE AGAINST THE ADVERTISING AGENCIES HAD AN ADVERSE EFFECT ON THE BUSINESS OF INTELEFILM.

     On May 1, 2000, members of the Screen Actors Guild began a strike against the advertising agencies that represent iNTELEFILM's customer base. Although the strike was settled on October 28, 2000 and commercial production recommenced on October 30, 2000, the strike, while in effect, limited iNTELEFILM's ability to produce television commercials domestically and in Canada. iNTELEFILM made an effort to limit the effect that the strike had on its operations by utilizing non-union talent and continuing to produce commercials off-shore wherever possible. However, iNTELEFILM experienced some loss of business as a result of the strike.

INTELEFILM MAY NOT RECOVER ANY DAMAGES IN ITS LAWSUIT AGAINST ABC/DISNEY DESPITE JURY FINDINGS THAT ABC RADIO HAD BREACHED ITS CONTRACT WITH INTELEFILM AND THAT ABC/DISNEY HAD MISAPPROPRIATED INTELEFILM'S TRADE SECRET INFORMATION.

     In September 1998, a jury ruled in iNTELEFILM's favor in connection with litigation for breach of contract and misappropriation of trade secrets that iNTELEFILM had commenced against ABC/Disney and awarded iNTELEFILM $20 million for breach of contract against ABC Radio, $10 million for misappropriation of trade secret by ABC Radio and $10 million for misappropriation of trade secret against Disney. In January 1999, the court upheld the jury's findings that ABC Radio had breached its contract with iNTELEFILM and that ABC/Disney misappropriated iNTELEFILM's trade secret information; however, the court disagreed with the jury's conclusion that the evidence showed that those actions caused damages to iNTELEFILM or that the amount of damages awarded by the jury was supported by the evidence, and set aside the jury's verdict. The court further ruled that in the event that the decision is reversed or remanded on appeal, that the defendants be granted a new trial on the issues of causation and damages. iNTELEFILM filed a notice of appeal in February 1999. In February 2000, iNTELEFILM presented its oral argument to the 8th Circuit Court of Appeals. As of the date of this document, the 8th Circuit Court of Appeals had not ruled on the appeal. iNTELEFILM intends to pursue its appeal of the judgment and to this end, personnel and financial resources will be used. iNTELEFILM cannot assure you that it will be successful on its appeal.

WEBADTV MAY BE UNABLE TO IMPLEMENT ITS BUSINESS PLAN, IMPAIRING INTELEFILM'S EFFORTS TO ENTER INTO E-COMMERCE WITH ADVERTISING AGENCIES.

     In January 2000, iNTELEFILM announced the formation of webADTV, a subsidiary which intends to combine the digital archiving and retrieval service, inteleSource, with additional web enabled services, news, and information under development, for global advertising industries and their clientele. webADTV plans to seek financing in order to expand and brand its infrastructure. If webADTV is unable to obtain such financing, iNTELEFILM's efforts to enter into e-commerce with advertising agencies would be substantially impaired. On the other hand, if webADTV obtains such financing, iNTELEFILM's equity ownership in webADTV would be diluted. iNTELEFILM cannot assure you that webADTV will be successful in obtaining such financing or that such financing, if obtained, will be sufficient to implement its business plan. Further, iNTELEFILM cannot assure you that webADTV's business plan will be completed or that the business plan, if completed, will be successful.

INTELEFILM'S STOCK PRICE HAS BEEN VOLATILE DUE TO, AMONG OTHER THINGS, CONDITIONS IN THE COMMERCIAL PRODUCTION INDUSTRY. YOU MAY BE UNABLE TO RESELL SUCH STOCK AT OR ABOVE THE PRICE YOU PAY FOR IT.


     The market price of iNTELEFILM's common stock has been subject to significant fluctuations in response to numerous factors, including variations in annual or quarterly financial results, changes by financial research analysts in their estimates of iNTELEFILM's earnings, conditions in the economy in general or in the commercial production industry in particular, unfavorable publicity or changes in applicable laws and regulations, or related judicial or administrative interpretations, affecting iNTELEFILM or the commercial production industry. During 1999, the closing price of iNTELEFILM common stock ranged from a high of $5.25 on December 8, 1999, to a low of $1.50 on May 28, 1999. During the first ten months of 2000, the closing price of iNTELEFILM's common stock ranged from a high of $5.125 on each of January 27, 2000, January 28, 2000 and January 31, 2000, to a low of $1.3125 on October 27, 2000. During the first 13 trading days of November 2000, the closing price of iNTELEFILM's common stock ranged from a high of $1.50 on November 1, 2000, November 2, 2000 and November 3, 2000, to a low of $1.00 on November 17, 2000. iNTELEFILM cannot assure you that purchasers of its common stock will be able to resell such stock at or above the prices at which it was purchased.


RESALES OF INTELEFILM SHARES FOLLOWING THE OFFER MAY CAUSE THE MARKET PRICE OF SUCH STOCK TO FALL, DECREASING THE VALUE OF THE INTELEFILM SHARES ISSUED IN THE OFFER.

     iNTELEFILM had 6,511,366 shares of common stock outstanding as of November 13, 2000, and also had warrants and options outstanding to purchase an additional 3,287,868 shares of common stock. iNTELEFILM expects that it will issue up to 244,880 new shares in connection with the offer and the subsequent merger. The sale of such shares and the sale of additional shares of iNTELEFILM common stock which may become eligible for sale in the public market from time to time upon exercise of warrants and options could have the effect of depressing the market price for iNTELEFILM's common stock. This could negatively affect those who receive iNTELEFILM shares in connection with the offer or the subsequent merger.

INTELEFILM DEPENDS ON MANAGEMENT SERVICES RENDERED BY AN ENTITY WHICH MAY FAVOR ITS OWN INTERESTS OVER INTELEFILM'S INTERESTS.

     iNTELEFILM shares with Harmony management services provided by MMLLC which is owned by Christopher T. Dahl and Richard W. Perkins, each a director of iNTELEFILM and a director of Harmony. The management services consist of administrative, legal and accounting services. Such arrangements may present conflicts of interest in connection with the pricing of services provided. During their most recent fiscal years, iNTELEFILM and Harmony made payments in the aggregate of approximately $1.6 million to MMLLC for such services. The potential for conflicts of interest is exacerbated by the fact that Messrs. Dahl and Perkins have fiduciary duties to iNTELEFILM's shareholders and Harmony's stockholders as a matter of state corporate law. iNTELEFILM has not independently priced the services provided by MMLLC. Therefore, iNTELEFILM cannot represent that its transactions with MMLLC were on terms as fair as those which could have been obtained from unrelated third parties through arms-length negotiation.

INTELEFILM'S MANAGEMENT HAS THE ABILITY TO SIGNIFICANTLY AFFECT THE OUTCOME OF SHAREHOLDER VOTING, INCLUDING POSSIBLY TAKING ACTIONS CONTRARY TO THE PREFERENCES OF SHAREHOLDERS AT LARGE.

     As of November 13, 2000, approximately 25% of iNTELEFILM's outstanding common stock was beneficially owned by iNTELEFILM's current executive officers and directors. Accordingly, such persons may be able to significantly influence iNTELEFILM's business and affairs. This concentration of ownership may have the effect of delaying, deferring or preventing a change in control of iNTELEFILM. This could deny shareholders the receipt of a premium on their common stock and depress the market price of iNTELEFILM common stock.

iNTELEFILM'S SEVERANCE PLAN, RIGHTS PLAN, ABILITY TO ISSUE "BLANK CHECK" PREFERRED STOCK AND APPLICABLE PROVISIONS OF MINNESOTA LAW MAY PREVENT A CHANGE IN CONTROL, DENYING SHAREHOLDERS THE RECEIPT OF A PREMIUM ON THEIR COMMON STOCK.

     iNTELEFILM has a severance plan which provides significant benefits to two executive officers and one non-employee director following a change in control. Christopher T. Dahl, iNTELEFILM's Chief Executive Officer, President and Chairman of the Board, James G. Gilbertson, iNTELEFILM's Chief Operating Officer, and Richard W. Perkins, one of iNTELEFILM's directors, are each eligible to receive lump sum severance payments under the plan. Based upon 1999 annual gross base salaries, the plan participants would receive an aggregate of approximately $2.1 million following a change in control. The plan also provides for accelerated vesting of outstanding options and other benefits following a change in control.

     iNTELEFILM also has a rights plan pursuant to which existing shareholders may purchase from iNTELEFILM, after the distribution date as defined in the rights agreement, that number of iNTELEFILM shares having a market value of two times the purchase price of the rights. The rights have anti-takeover effects. The rights will cause substantial dilution to a person or group that attempts to acquire iNTELEFILM without conditioning the offer on a substantial number of rights being acquired or redeemed. iNTELEFILM's board of directors, without any action by iNTELEFILM's shareholders, also has the authority to issue the remaining undesignated and unissued authorized shares and to fix the powers, preferences, rights and limitations of such shares or any class or series of such shares, without shareholder approval. Persons acquiring such shares could have preferential rights with respect to voting, liquidation, dissolution or dividends over existing shareholders. In addition, iNTELEFILM is subject to provisions of Minnesota law which limit the voting rights of shares acquired in "control share acquisitions" and restrict "business combinations."

     The existence of iNTELEFILM's severance plan, rights plan, ability to issue "blank check" preferred stock and provisions of Minnesota law could deter or delay a takeover or other change in control. This could deny shareholders the receipt of a premium on their common stock and depress the market price of iNTELEFILM common stock.

                                   THE OFFER

OVERVIEW


     iNTELEFILM is making an offer to acquire directly from Harmony stockholders all of the outstanding common stock of Harmony that it does not already own. The consideration offered is one share of iNTELEFILM common stock for every 13.75 shares of Harmony common stock validly tendered and not properly withdrawn, subject to the terms and conditions described in this document and the related letter of transmittal. iNTELEFILM's obligation to exchange its shares for Harmony shares is subject to important conditions, including a minimum tender condition. See "-- Conditions to the offer."


     Based on the closing price of one share of iNTELEFILM common stock on March 22, 2000, the day prior to the announcement of the proposed offer, the offer had a value of $0.2864 per Harmony share. On November 13, 2000, the closing sales price of one share of iNTELEFILM common stock on the Nasdaq National Market was $1.125 and the closing sales price of one share of Harmony common stock on the OTC Bulletin Board was $0.05.


     The offer will expire on the expiration date. The expiration date is 11:59 p.m., Minneapolis time, on December 21, 2000, unless iNTELEFILM extends or is required to extend the period of time for which this offer is open, in which case the term expiration date will be the latest time and date on which the offer, as so extended, expires.


     If stockholders of Harmony tender a sufficient number of shares of Harmony common stock to enable iNTELEFILM to own at least 90% of the outstanding shares of Harmony common stock upon completion of the offer, iNTELEFILM intends to complete the offer. Promptly after completion of the offer, iNTELEFILM intends to cause a merger of Harmony with iNTELEFILM or a wholly owned subsidiary of iNTELEFILM. In the merger, each share of Harmony common stock which has not been exchanged or accepted for exchange in the offer would be converted into the same number of iNTELEFILM shares that would have been issued to a holder of Harmony common stock pursuant to the offer. If iNTELEFILM obtains all of the outstanding shares of Harmony common stock pursuant to this offer and the subsequent merger, former Harmony stockholders would own approximately 4% of the outstanding shares of iNTELEFILM common stock.

     If stockholders of Harmony do not tender a sufficient number of shares of Harmony common stock to enable iNTELEFILM to own at least 90% of the outstanding shares of Harmony common stock upon the expiration of the offer, iNTELEFILM plans to continue its investment in Harmony as a majority-owned subsidiary. As of September 30, 2000, Harmony was indebted to iNTELEFILM to the extent of approximately $5.9 million. iNTELEFILM is not obligated to continue funding Harmony's operating losses and does not intend to continue such funding if the offer is unsuccessful.

REASONS FOR THE OFFER

     iNTELEFILM believes that its proposed acquisition of Harmony represents a compelling opportunity to enhance value for Harmony stockholders. Specifically, iNTELEFILM estimates that a complete combination of Harmony and iNTELEFILM would result in a savings by Harmony of approximately $225,000 per year. As Harmony is already consolidated for iNTELEFILM's financial reporting purposes, this saving would be effected by further integration of operational and administrative functions of the combined companies.

     In addition, iNTELEFILM believes that the complete combination of Harmony and iNTELEFILM will produce substantial benefits for Harmony stockholders, including the following:

     - Significant premium. Based on the closing prices of one Harmony share and one iNTELEFILM share on March 22, 2000, the day prior to iNTELEFILM's announcement of the proposed offer, iNTELEFILM's offer represents a premium of approximately 50% over the closing price of Harmony common stock. Harmony common stock, which has traded on the OTC Bulletin Board at a 52-week historical range of $0.375 to $0.081, had a last sale price of $0.19 on March 22, 2000, the last trading day before iNTELEFILM's announcement of its proposed offer. On November 13, 2000, the closing sales price of one share of iNTELEFILM common stock on the Nasdaq National Market was $1.125, and the closing sales price of one share of Harmony common stock on the OTC Bulletin Board was $0.05. Based on the closing prices of one Harmony share and one iNTELEFILM share on November 13, 2000, just prior to the date of this document, iNTELEFILM's offer represents a premium of approximately 64% over the closing price of Harmony common stock.


     - Harmony's indebtedness to iNTELEFILM. Harmony currently operates at a cash flow deficit and has outstanding indebtedness to iNTELEFILM of approximately $5.9 million pursuant to notes payable and advances. Completion of the offer will result in the elimination, for financial accounting purposes, of all indebtedness Harmony owes to iNTELEFILM through the combination of the two entities.


     - Ownership of a stronger combined company. By offering numerous lines of business, including those managed by iNTELEFILM, webADTV and Harmony, the consolidation of Harmony and iNTELEFILM will establish a more diversified company capable of providing a greater level of services than either company could provide on its own. The combined company will have divisions which produce hip hop commercials and music videos, storytelling commercials, animated commercials and half-hour animated television series.

     - Ownership of a solvent company. At September 30, 2000, Harmony had a working capital deficit of $8,898,595 and stockholders' deficit of $6,446,366. As a result, Harmony's independent certified public accountants have modified their report on Harmony's fiscal 1999 financial statements and have raised substantial doubt as to Harmony's ability to continue as a going concern. iNTELEFILM, in comparison, had working capital of $2,998,986 and shareholders' equity of $14,726,644. Consequently, completion of the offer will provide Harmony stockholders with ownership of a solvent company and avoid the potential sale or liquidation of Harmony and/or the ultimate cessation of Harmony's operations which may result if Harmony continues to lose money and incur expenses as a separate public company.

     - Better long-term growth prospects. iNTELEFILM believes that combining iNTELEFILM and Harmony would yield better long-term growth prospects than operating the companies separately, potentially resulting in increased shareholder value over the long-term.

     - Cost savings. The offer will result in an estimated annual consolidated cost savings to Harmony of approximately $225,000. This estimate consists primarily of the expenses associated with Harmony's annual audits and compliance with the reporting requirements of the SEC, the IRS and various state agencies.

     - Increased liquidity. iNTELEFILM's common stock is traded on the Nasdaq National Market. Harmony's common stock is currently traded on the OTC Bulletin Board. Harmony was delisted from Nasdaq in February 1999 as a result of not maintaining Nasdaq's tangible net worth requirement. Further, for the year ended September 30, 2000, iNTELEFILM's average daily volume was approximately 51,546 shares or 0.79% of its total shares outstanding while Harmony's average daily volume was approximately 18,660 shares or 0.25% of its total shares outstanding.

BACKGROUND OF THE OFFER


     iNTELEFILM initially entered into commercial production as an extension of its entertainment and media industry expertise and as a way to offset losses of its children's entertainment format. As part of this strategic plan, iNTELEFILM invested in Harmony. iNTELEFILM owned approximately 55% of Harmony's outstanding common stock as of the date of this document. iNTELEFILM acquired this ownership interest over a period of time as summarized in the following table:


                                             HARMONY               OPTIONS TO PURCHASE
                                          COMMON STOCK            HARMONY COMMON STOCK
                                    -------------------------   -------------------------
                                    NUMBER OF                   NUMBER OF
DATE                                 SHARES     CONSIDERATION    SHARES     CONSIDERATION
----                                ---------   -------------   ---------   -------------
July 21, 1997.....................    769,231    $2,000,000           --      $      --
July 22, 1997.....................    600,000     1,747,500      550,000        260,000
September 25, 1997................    819,500     2,401,650      200,000        330,000
                                    ---------    ----------     --------      ---------
Balance at December 31, 1997......  2,188,731     6,149,150      750,000        590,000
                                    =========    ==========     ========      =========
June 30, 1998 (exercise of
  options)........................    750,000     1,715,000     (750,000)      (590,000)
July 2, 1998......................    250,000       432,500           --             --
November 4, 1998..................    494,231       968,750           --             --
                                    ---------    ----------     --------      ---------
Balance at December 31, 1998......  3,682,962    $9,265,400           --      $      --
                                    =========    ==========     ========      =========
April 15, 1999....................    225,000       229,754           --             --
May 21, 1999......................     40,000        39,304           --             --
May 25, 1999......................    180,000       184,575           --             --
June 25, 1999.....................      1,600         1,622           --             --
June 28, 1999.....................     10,000        10,217           --             --
                                    ---------    ----------     --------      ---------
Balance at December 31, 1999......  4,139,562    $9,730,872           --      $      --
                                    =========    ==========     ========      =========

     On July 21, 1997, iNTELEFILM and Unimedia S.A., a privately held societe anonyme organized and existing under the laws of France, entered into an agreement pursuant to which Unimedia agreed to sell 1,000,000 Harmony shares to iNTELEFILM for $2,600,000 and Unimedia agreed to dismiss the litigation entitled UNIMEDIA S.A. V. HARMONY HOLDINGS, INC. AND HARVEY BIBICOFF, case no. CV 96-7109 JGD (RNBx), pending in the United States District Court for the Central District of California. iNTELEFILM assigned its right to purchase 230,769 of the shares to Harmony. As a result, the number of issued and outstanding Harmony shares was reduced and iNTELEFILM's purchase price became $2,000,000 in cash. Pursuant to this transaction, iNTELEFILM was able to increase its equity position in Harmony, avoid any dispute with Unimedia as a shareholder in Harmony and settle a potential material liability of Harmony.

     On July 22, 1997, iNTELEFILM acquired 600,000 Harmony shares and options to purchase 550,000 additional Harmony shares from Harvey Bibicoff, Harmony's former Chief Executive Officer, for $1,760,000 in cash and 60,000 iNTELEFILM shares valued at $247,500. Prior to the date of this transaction, iNTELEFILM and Harmony had no common directors or executive officers.

     On September 25, 1997, iNTELEFILM purchased:

     - 420,000 Harmony shares from Glenn B. Laken, a Harmony stockholder, at $3.15 per share,

     - 399,500 Harmony shares from a group which was acting together with Mr. Laken at $2.70 per share, and

     - options to purchase 200,000 Harmony shares from Mr. Laken at an exercise price of $1.50 per share for $330,000.

     In April 1998, iNTELEFILM assigned all of its right to purchase 225,000 Harmony shares at $2.50 per share from Mr. Laken to:

     - Pyramid Partners, L.P.,

     - Perkins & Partners, Inc., Profit Sharing Plan & Trust, and

     - Christopher T. Dahl and State Bank of New Prague Joint Account.

Pyramid Partners, L.P. is an entity of which Perkins Capital Management is the managing partner. Richard W. Perkins, a director of both iNTELEFILM and Harmony, is President and Chief Executive Officer of Perkins Capital Management. Mr. Perkins is also President of Perkins & Partners, Inc. Christopher T. Dahl is President, Chief Executive Officer and Chairman of both iNTELEFILM and Harmony.

     In November 1998, iNTELEFILM purchased 225,000 Harmony shares at $2.75 per share from Pyramid Partners, L.P.; Perkins & Partners, Inc., Profit Sharing Plan & Trust; and Christopher T. Dahl and State of New Prague Joint Account.

     On June 30, 1998, iNTELEFILM exercised stock options to purchase 750,000 Harmony shares at $1.50 per share. Harmony received cash proceeds of $1,125,000 from this exercise. On July 2, 1998, iNTELEFILM purchased 250,000 Harmony shares on the open market for $432,500 in cash. On November 4, 1998, iNTELEFILM purchased 494,231 Harmony shares directly from Harmony for $968,750 in cash.


     iNTELEFILM's 1999 purchases of Harmony common stock, aggregating 456,600 shares, were open market purchases for total consideration of $465,472 in cash. Upon completing iNTELEFILM's April 15, 1999 purchase of 225,000 shares, its ownership of Harmony exceeded 50% of Harmony's outstanding shares. iNTELEFILM began consolidating Harmony for financial reporting purposes on April 1, 1999.


TIMING OF THE OFFER


     iNTELEFILM's offer is scheduled to expire at 11:59 p.m., Minneapolis time, on December 21, 2000. For more information, you should read the discussion under the caption "Extension, termination and amendment."


EXTENSION, TERMINATION AND AMENDMENT


     iNTELEFILM expressly reserves the right, in its sole discretion, at any time or from time to time, to extend the period of time during which its offer remains open. iNTELEFILM may extend the duration of its offer by giving oral or written notice of such extension to the exchange agent and by making a public announcement. iNTELEFILM is not making any assurance that it will exercise its right to extend its offer by providing a subsequent offering period, although iNTELEFILM currently intends to do so until all conditions have been satisfied or waived. You will not be allowed to withdraw shares tendered during any subsequent offering period. You should read the discussion under the caption "Withdrawal rights" for details regarding the withdrawal of tendered Harmony shares.

     Subject to the SEC's applicable rules and regulations, iNTELEFILM also reserves the right, in its sole discretion, to do any of the following, at any time or from time to time:

     - to delay exchange of or acceptance for exchange of any Harmony shares pursuant to the offer regardless of whether iNTELEFILM previously accepted Harmony shares for exchange;

     - to terminate the offer and not exchange or accept for exchange any Harmony shares not previously exchanged, or accepted for exchange upon the failure of any of the conditions of the offer to be satisfied; or


     - to waive any condition, other than the conditions relating to the absence of an injunction and the effectiveness of the registration statement for the iNTELEFILM shares to be issued in the offer and the merger, or otherwise amend the offer in any respect by giving oral or written notice of such extension, termination or amendment to the exchange agent and by making a public announcement.


iNTELEFILM will follow any extension, termination or amendment with a public announcement as promptly as practicable. In the case of an extension, any such announcement will be issued no later than 9:00 a.m., Minneapolis time, on the next business day after the previously scheduled expiration date. Subject to applicable law which requires that any material change in the information published, sent or given to stockholders in connection with the offer be promptly sent to stockholders in a manner reasonably designed to inform stockholders of such change and without limiting the manner in which iNTELEFILM may choose to make any public announcement, iNTELEFILM assumes no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release to Business Wire.


     If iNTELEFILM makes a material change in the terms of its offer or the information concerning the offer, or if iNTELEFILM waives a material condition of the offer, iNTELEFILM will extend the offer to the extent required under the Exchange Act. If, prior to the expiration date, iNTELEFILM changes the percentage of Harmony shares being sought or the consideration offered, that change will apply to all holders whose Harmony shares are accepted for exchange pursuant to the offer. If at the time notice of that change is first published, sent or given to you, the offer is scheduled to expire at any time earlier than the tenth business day from and including the date of such notice, iNTELEFILM will extend the offer until the expiration of that ten business day period. For purposes of iNTELEFILM's offer, a business day means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:00 a.m. through 11:59 p.m, Minneapolis time.


     iNTELEFILM may, although it does not currently intend to, elect to provide a subsequent offering period of 3 to 20 business days following completion of the initial offering period during which Harmony stockholders can tender Harmony shares into the offer without withdrawal rights. If used, the subsequent offering period would be designed:

     - to assist iNTELEFILM in reaching the statutory minimum necessary to perform a short-form merger, and

     - to provide Harmony stockholders one last opportunity to tender into an offer that is otherwise complete,

thereby avoiding the delay and illiquid market that can result after a tender offer and before the related merger. During a subsequent offering period, iNTELEFILM would accept and promptly exchange Harmony shares as they are tendered, providing Harmony stockholders with the same form and amount of consideration as paid in the offer. Independent of whether iNTELEFILM provides a subsequent offering period, it may be required to extend the initial offering period if there is a material change in the information contained in this document. In either event, iNTELEFILM would amend the offer and disseminate new information to Harmony stockholders through a press release disclosing such information.

EXCHANGE OF HARMONY SHARES; DELIVERY OF INTELEFILM SHARES

     Upon the terms and subject to the conditions of the offer, iNTELEFILM will accept for exchange, and will exchange, Harmony shares validly tendered and not withdrawn as promptly as practicable after the expiration date. In addition, subject to applicable rules of the SEC, iNTELEFILM expressly reserves the right to delay exchange or acceptance for exchange of Harmony shares in order to comply with any applicable law. In all cases, exchange of Harmony shares tendered and accepted for exchange pursuant to the offer will be made only after timely receipt by the exchange agent of all of the following:

     - certificates for those Harmony shares or a confirmation of a book-entry transfer of those Harmony shares in the exchange agent's account at DTC;

     - a properly completed and duly executed letter of transmittal or a manually signed facsimile of that document; and

     - any other required documents.


     For purposes of the offer, iNTELEFILM will be deemed to have accepted for exchange Harmony shares validly tendered and not withdrawn, as, if and when iNTELEFILM notifies the exchange agent of its acceptance of the tenders of those Harmony shares pursuant to the offer. The exchange agent will deliver iNTELEFILM shares in exchange for Harmony shares tendered pursuant to the offer, and cash instead of fractional shares, as soon as practicable after receipt of such notice. The exchange agent will act as agent for tendering stockholders for the purpose of receiving iNTELEFILM shares and cash to be paid instead of fractional shares from iNTELEFILM and transmitting such stock and cash to tendering stockholders. Tendering stockholders will not receive interest on any cash that iNTELEFILM pays, even if there is a delay in making the exchange.


     If iNTELEFILM does not accept any tendered Harmony shares for exchange pursuant to the terms and conditions of the offer for any reason, or if certificates are submitted for more Harmony shares than are accepted, as soon as practicable following expiration or termination of the offer, iNTELEFILM will:

     - return certificates for such unexchanged Harmony shares without expense to the tendering stockholder, or

     - in the case of Harmony shares tendered by book-entry pursuant to the procedures set forth below under the caption "Procedure for tendering," credit such unexchanged Harmony shares to an account maintained within DTC.

     Because the number of iNTELEFILM shares you will receive in the offer is fixed and because the market price of iNTELEFILM common stock may fluctuate prior to the completion of the offer, the value of the iNTELEFILM shares that you will receive in the offer may increase or decrease prior to and following the offer.

CASH INSTEAD OF FRACTIONAL SHARES

     iNTELEFILM will not issue certificates representing fractional shares of its common stock pursuant to the offer. Instead, each tendering stockholder who would otherwise be entitled to a fractional share will receive cash in an amount equal to such fraction, expressed as a decimal and rounded to the nearest 0.01 of a share, multiplied by the closing price for one share of iNTELEFILM's common stock on the Nasdaq National Market on the date that iNTELEFILM accepts those Harmony shares for exchange.

WITHDRAWAL RIGHTS

     You may withdraw Harmony shares tendered pursuant to the offer at any time prior to the expiration date, and, unless iNTELEFILM previously accepted them pursuant to the offer, you may also withdraw Harmony shares tendered pursuant to the offer at any time after January 20, 2001. If iNTELEFILM elects to provide a subsequent offering period pursuant to Rule 14d-11 under the Exchange Act, you will not have the right to withdraw Harmony shares that you tender in the subsequent offering period.

     For your withdrawal to be effective, the exchange agent must receive from you a written notice of withdrawal at the appropriate address set forth on page 67 of this document. Your notice must include your name, address, social security number, the certificate number(s) and the number of Harmony shares to be withdrawn as well as the name of the registered holder, if it is different from that of the person who tendered those Harmony shares.

     A financial institution must guarantee all signatures on the notice of withdrawal. Most banks, savings and loan associations and brokerage houses are able to effect these signature guarantees for you. The financial institution must be an eligible institution, namely one which participates in the Securities Transfer Agents Medallion Program, unless those Harmony shares have been tendered for the account of an eligible institution. If Harmony shares have been tendered pursuant to the procedures for book-entry tender discussed under the caption "Procedure for tendering," any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Harmony shares and must otherwise comply with DTC's procedures. If certificates have been delivered or otherwise identified to the exchange agent, the name of the registered holder and the serial numbers of the particular certificates evidencing the Harmony shares withdrawn must also be furnished to the exchange agent, as stated above, prior to the physical release of such certificates. iNTELEFILM will decide all questions as to the form and validity of any notice of withdrawal, in iNTELEFILM's sole discretion, and its decision shall be final and binding. Neither iNTELEFILM, the exchange agent, the information agent nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or will incur any liability for failure to give any such notification. Any Harmony shares properly withdrawn will be deemed not to have been validly tendered for purposes of iNTELEFILM's offer. However, you may retender withdrawn Harmony shares by following one of the procedures discussed under the captions "Procedure for tendering" or "Guaranteed delivery" at any time prior to the expiration date.

PROCEDURE FOR TENDERING

     For you to validly tender Harmony shares pursuant to the offer, you must:

     - do both of the following:

      - a properly completed and duly executed letter of transmittal, or manually executed facsimile of that document, along with any required signature guarantees, or an agent's message in connection with a book-entry transfer, and any other required documents, must be transmitted to and received by the exchange agent at one of its addresses set forth on page 67 of this document, and

      - certificates for tendered Harmony shares must be received by the exchange agent at such address or those Harmony shares must be tendered pursuant to the procedures for book-entry tender set forth below and a confirmation of receipt of such tender received, in each case before the expiration date; or

     - comply with the guaranteed delivery procedures set forth below.

     The term "agent's message" means a message, transmitted by DTC to the exchange agent and forming a part of a book-entry confirmation, which states:

     - that DTC has received an express acknowledgment from the participant in DTC tendering the Harmony shares which are the subject of such book-entry confirmation,

     - that such participant has received and agrees to be bound by the terms of the letter of transmittal, and

     - that iNTELEFILM may enforce that agreement against such participant.

The agent's message must be received by the exchange agent to be valid.

     The exchange agent will establish accounts with respect to the Harmony shares at DTC for purposes of the offer within two business days after the date of this document. Any financial institution that is a participant in DTC may make book-entry delivery of Harmony shares by causing DTC to transfer such Harmony shares into the exchange agent's account in accordance with DTC's procedure for such transfer. Although delivery of Harmony shares may be effected through book-entry at DTC, you must follow the guaranteed delivery procedures described below, or you must transmit to, and the exchange agent must receive before the expiration date, either of the following:

     - the letter of transmittal or a manually signed facsimile of the letter of transmittal, with any required signature guarantees, or

     - an agent's message in connection with a book-entry transfer,


and any other required documents. Signatures on all letters of transmittal must be guaranteed by an eligible institution, except in cases in which Harmony shares are tendered either by a registered holder of Harmony shares who has not completed Box C on the letter of transmittal or for the account of an eligible institution.


     If the certificates for Harmony shares are registered in the name of a person other than the person who signs the letter of transmittal, or if certificates for unexchanged Harmony shares are to be issued to a person other than the registered holder(s), the certificates must be endorsed or accompanied by appropriate stock powers. In either case the endorsement or appropriate stock powers must be signed exactly as the name(s) of the registered owner(s) appear on the certificates, with the signature(s) on the certificates or stock powers guaranteed in the manner described above.

     The method of delivery of Harmony share certificates and all other required documents, including delivery through DTC, is at your option and risk, and the delivery will be deemed made only when actually received by the exchange agent. If delivery is by mail, we recommend registered mail with return receipt requested, properly insured. In all cases, you should allow sufficient time to ensure timely delivery.

     To prevent backup federal income tax withholding with respect to any cash received pursuant to the offer, you must provide the exchange agent with your correct taxpayer identification number and certify whether you are subject to backup withholding of federal income tax by completing the substitute Form W-9 included in the letter of transmittal. Some stockholders, including, among others, all corporations and some foreign individuals, are not subject to these backup withholding and reporting requirements. In order for a foreign individual to qualify as an exempt recipient, the stockholder must submit a Form W-8, signed under penalties of perjury, attesting to that individual's exempt status.

GUARANTEED DELIVERY

     If you wish to tender Harmony shares pursuant to iNTELEFILM's offer and your certificates are not immediately available or you cannot deliver the certificates and all other required documents to the exchange agent prior to the expiration date, or cannot complete the procedure for book-entry transfer on a timely basis, your Harmony shares may nevertheless be tendered, so long as all of the following conditions are satisfied:

     - you make your tender by or through an eligible institution;

     - a properly completed and duly executed notice of guaranteed delivery, substantially in the form made available by iNTELEFILM, is received by the exchange agent, as provided below, on or prior to the expiration date; and

     - the following are received by the exchange agent within three Nasdaq National Market trading days after the date of execution of such notice of guaranteed delivery:

      - the certificates for all tendered Harmony shares or a confirmation of a book-entry transfer of such securities into the exchange agent's account at DTC as described above, in proper form for transfer;

      - a properly completed and duly executed letter of transmittal, or a manually signed facsimile of the letter of transmittal, with any required signature guarantees, or, in the case of a book-entry transfer, an agent's message, and

      - all other documents required by the letter of transmittal.

     You may deliver the notice of guaranteed delivery by hand, facsimile or mail to the exchange agent and you must include a guarantee by an eligible institution in the form set forth in that notice.

     In all cases, iNTELEFILM will exchange Harmony shares tendered and accepted for exchange pursuant to its offer only after timely receipt by the exchange agent of:

     - certificate(s) for Harmony shares or timely confirmation of a book-entry transfer of such securities into the exchange agent's account at DTC,

     - properly completed and duly executed letter(s) of transmittal, or manually signed facsimile(s) of the letter of transmittal, or an agent's message in connection with a book-entry transfer, and

     - any other required documents.


     By executing a letter of transmittal as set forth above, you irrevocably appoint iNTELEFILM's designees as your attorneys-in-fact and proxies, each with full power of substitution, to the full extent of your rights with respect to your Harmony shares tendered and accepted for exchange and with respect to any other securities issued or issuable in respect of the Harmony shares on or after December 22, 2000. That appointment is effective, and voting rights will be affected, when and only to the extent that iNTELEFILM deposits iNTELEFILM shares, along with any cash to be paid for fractional shares, for Harmony shares that you have tendered with the exchange agent. All such proxies shall be considered coupled with an interest in the tendered Harmony shares and therefore shall not be revocable. Upon the effectiveness of such appointment, all prior proxies that you have given will be revoked, and you may not give any subsequent proxies. iNTELEFILM's designees will, with respect to the Harmony shares for which the appointment is effective, be empowered, among other things, to exercise all of your voting and other rights as they, in their sole discretion, deem proper at any annual, special or adjourned meeting of Harmony's stockholders or otherwise. iNTELEFILM requires that, in order for Harmony shares to be deemed validly tendered, immediately upon iNTELEFILM's exchange of those Harmony shares, iNTELEFILM must be able to exercise full voting rights with respect to such Harmony shares.


     iNTELEFILM will determine questions as to the validity, form, eligibility and acceptance for exchange of any tender of Harmony shares, in its sole discretion, and its determination shall be final and binding. iNTELEFILM reserves the absolute right to reject any and all tenders of Harmony shares that it determines are not in proper form or the acceptance of or exchange for which may, in the opinion of its counsel, be unlawful.

iNTELEFILM also reserves the absolute right to waive any of the conditions of its offer, other than the conditions relating to the absence of an injunction and the effectiveness of the registration statement for iNTELEFILM shares to be issued in the offer and the merger, or any defect or irregularity in the tender of any Harmony shares. No tender of Harmony shares will be deemed to have been validly made until all defects and irregularities in tenders of Harmony shares have been cured or waived. Neither iNTELEFILM, the exchange agent, the information agent nor any other person will be under any duty to give notification of any defects or irregularities in the tender of any Harmony shares or will incur any liability for failure to give any such notification. iNTELEFILM's interpretation of the terms and conditions of its offer, including the letter of transmittal and instructions to such letter, will be final and binding.


     The tender of Harmony shares pursuant to any of the procedures described above will constitute a binding agreement between iNTELEFILM and you upon the terms and subject to the conditions of the offer.

EFFECT OF THE OFFER ON HARMONY REGISTRATION UNDER THE EXCHANGE ACT

     Harmony shares are currently registered under the Exchange Act. Harmony can terminate that registration upon application to the SEC if the outstanding shares are not listed on a national securities exchange and if there are fewer than 300 holders of record of Harmony shares. Termination of registration of the Harmony shares under the Exchange Act would reduce the information that Harmony must furnish to its stockholders and to the SEC and would make select provisions of the Exchange Act, such as the short-swing profit recovery provisions of
Section 16(b), the requirement of furnishing a proxy statement in connection with stockholder meetings pursuant to Section 14(a) and the related requirement of furnishing an annual report to stockholders, no longer applicable with respect to Harmony shares. Furthermore, the ability of "affiliates" of Harmony and persons holding "restricted securities" of Harmony to dispose of such securities pursuant to Rule 144 under the Securities Act may be impaired or eliminated. If registration under the Exchange Act were terminated, Harmony shares would no longer be eligible for OTC Bulletin Board trading.

CONDITIONS OF THE OFFER

     Notwithstanding any other provision of iNTELEFILM's offer, iNTELEFILM shall not be required to accept for exchange or exchange any Harmony shares, may postpone the acceptance for exchange of or exchange for tendered Harmony shares, and may, in its sole discretion, terminate or amend the offer if, on or after the date of this document and at or prior to the expiration date of the offer, any of the following conditions are not satisfied:

     - iNTELEFILM would own at least 90% of the outstanding shares of Harmony common stock upon completion of the offer;

     - The registration statement shall have become effective under the Securities Act, and no stop order suspending the effectiveness of the registration statement shall have been issued nor shall there have been proceedings for that purpose initiated or threatened by the SEC and iNTELEFILM shall have received all necessary state securities law or "blue sky" authorizations;

     - No temporary restraining order, preliminary or permanent injunction or other order or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the offer or any of the other transactions contemplated by this document shall be in effect; no statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any court, administrative agency or commission or other governmental authority or instrumentality which prohibits, restricts or makes illegal the consummation of iNTELEFILM's offer; nor shall there have been a failure to obtain any required consent or approval under foreign laws or regulations which would prohibit the consummation of the offer or would have a material adverse effect on iNTELEFILM or Harmony;

     - There shall not be pending any suit, action or proceeding by any governmental entity:

      - challenging the offer, seeking to restrain or prohibit the consummation of the offer or seeking to obtain from Harmony or iNTELEFILM any damages that are material in relation to Harmony and its subsidiaries taken as a whole or iNTELEFILM and its subsidiaries taken as a whole,

      - seeking to prohibit or limit the ownership or operation by Harmony or iNTELEFILM or any of their subsidiaries of any material portion of the business or assets of Harmony or iNTELEFILM or any of their subsidiaries or to compel Harmony or iNTELEFILM or any of their subsidiaries to dispose of or hold separate any material portion of the business or assets of Harmony or iNTELEFILM or any of their subsidiaries as a result of the offer,

      - seeking to prohibit iNTELEFILM from effectively controlling in any material respect the business or operations of Harmony, or

      - which otherwise is reasonably likely to have a material adverse effect on iNTELEFILM or Harmony; and

     - Harmony shall not have entered into or effectuated any other agreement or transaction with any person or entity having the effect of impairing iNTELEFILM's ability to acquire Harmony or otherwise diminishing the expected economic value to iNTELEFILM of the acquisition of Harmony.

     The foregoing conditions are solely for iNTELEFILM's benefit and iNTELEFILM may assert them in its sole discretion. Other than the conditions relating to the absence of an injunction and the effectiveness of the registration statement, iNTELEFILM may waive these conditions in whole or in part. The determination as to whether any condition has been satisfied shall be in iNTELEFILM's reasonable judgment and will be final and binding on all parties. The failure by iNTELEFILM at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed a continuing right which may be asserted at any time and from time to time. Notwithstanding the fact that iNTELEFILM reserves the right to assert the failure of a condition following acceptance for exchange in order to postpone, terminate or amend its obligation to exchange properly tendered Harmony shares, iNTELEFILM will either promptly exchange such Harmony shares or promptly return such Harmony shares.

RELATIONSHIPS WITH HARMONY

     As of the date of this prospectus, iNTELEFILM beneficially owned for its own account 4,139,562 shares of Harmony common stock, constituting approximately 55% of the class. Three members of iNTELEFILM's board of directors, Christopher
T. Dahl, Richard W. Perkins and William E. Cameron, are members of Harmony's board of directors. For further information please refer to "Material Contacts between iNTELEFILM and Harmony."

FEES AND EXPENSES

     iNTELEFILM has retained Georgeson Shareholder Communications Inc. to act as the information agent in connection with the offer. The information agent may contact holders of Harmony shares by mail, telephone, facsimile, telegraph and personal interview and may request brokers, dealers and other nominee stockholders to forward iNTELEFILM's offer materials to beneficial owners of Harmony shares. The information agent will be paid $7,500 for such services, plus reimbursement of out-of-pocket expenses, and iNTELEFILM will indemnify the information agent against liabilities and expenses in connection with the offer, including liabilities under federal securities laws. If you tender your shares, you will not be obligated to pay any charges or expenses of the information agent. However, iNTELEFILM will not pay any fees or commissions to any broker, dealer or other persons, other than the information agent, for soliciting tenders of Harmony shares pursuant to the offer.

ACCOUNTING TREATMENT

     iNTELEFILM has historically accounted for the acquisition of its existing 55% ownership interest of Harmony as a purchase and accordingly, shares acquired pursuant to the offer will also be accounted for as a "purchase," as such term is used under GAAP, for accounting and financial reporting purposes. Harmony has been and will continue to be treated as the acquired corporation for such purposes. The proportionate share of Harmony's assets, liabilities and other items will be adjusted to their estimated fair value on the closing date of the offer and combined with the historical book values of the assets and liabilities of iNTELEFILM. Applicable income tax effects of such adjustments will be included as a component of the combined company's deferred tax asset or liability. The difference between the estimated fair value of the assets, liabilities and other items, adjusted as discussed above, and the purchase price will be recorded as an intangible asset and amortized against the combined company's earnings over a seven-year period following completion of the offer.

     iNTELEFILM has prepared the unaudited pro forma financial information contained in this document using the purchase accounting method to account for the offer and the merger. For further information please refer to "Pro Forma Condensed Combined Financial Statements."

                          THE MERGER; APPRAISAL RIGHTS

OVERVIEW


     iNTELEFILM intends, as soon as practicable after consummation of the offer, to seek to merge Harmony with and into iNTELEFILM or a wholly-owned subsidiary of iNTELEFILM. The purpose of the merger is to acquire all Harmony shares not tendered and exchanged pursuant to the offer. In the merger, each outstanding Harmony share not already owned by iNTELEFILM would be converted into the same number of iNTELEFILM shares as is exchanged in the offer. iNTELEFILM expects to consummate the merger pursuant to Section 253 of the Delaware General Corporation Law (the "DGCL"). Under Section 253 of the DGCL, a parent corporation owning at least 90% of the outstanding shares of each class of a subsidiary corporation may merge the subsidiary corporation into itself, or a merger subsidiary, without the approval of the stockholders of the parent corporation or of the board of directors or stockholders of the subsidiary corporation. Assuming that Harmony stockholders tender at least 35% of Harmony's outstanding common stock and iNTELEFILM accepts such shares for tender, iNTELEFILM would effect the merger under Section 253 of the DGCL without the vote of any other stockholder of Harmony.


     Upon consummation of the offer, iNTELEFILM intends to take appropriate actions to optimize the combined entities' assets, operations, management, personnel, general and administrative functions and corporate structure and may also elect or seek the election of nominees of its choice to Harmony's board of directors. Except as otherwise discussed elsewhere in this document, iNTELEFILM does not have any current plans or proposals that would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, or sale of a material amount of assets, involving Harmony or any of its subsidiaries, or any material changes in Harmony's corporate structure or business, or any change in its management.

APPRAISAL RIGHTS

     Although stockholders who do not have appraisal rights as a result of the offer, Harmony stockholders at the time of the merger who do not wish to accept iNTELEFILM shares in the merger under Section 253 of the DGCL will have the right under the DGCL to dissent and demand appraisal of their Harmony shares in accordance with Section 262 of the DGCL. Under Section 262 of the DGCL, dissenting stockholders who comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their Harmony shares and to receive payment of such fair value in cash, together with a fair rate of interest, if any.

     The following summary of Section 262 of the DGCL discusses the material provisions affecting stockholders' appraisal rights, is not intended to be a complete statement of such rights and is qualified in its entirety by reference to the full text of Section 262 of the DGCL, a copy of which is incorporated by reference and attached to this prospectus as Appendix A. Holders of Harmony common stock who want to exercise appraisal rights must strictly comply with the rules governing the exercise of appraisal rights or they will lose those rights.

     If the merger is completed, each holder of shares of Harmony common stock as of the effective date of the merger who follows the procedures set forth in
Section 262 of the

DGCL will be entitled to be paid for his or her shares of Harmony common stock the fair value in cash of such shares of Harmony common stock.

     No later than 10 days after the effective date of the merger, Harmony stockholders entitled to appraisal rights will be notified that the merger was approved and that appraisal rights are available. All written demands for appraisal rights should be mailed or delivered to iNTELEFILM within 20 days after the date of the mailing of such notice. Within 120 days after the effective date of the merger, holders of shares of Harmony common stock entitled to appraisal rights may file a petition in the Delaware Court of Chancery for the appraisal of their shares, although they may, within 60 days after the effective date of the merger, withdraw their demand for appraisal. Within 120 days after the effective date of the merger, the holders of dissenting shares may also receive from iNTELEFILM, upon written request, a statement setting forth the aggregate number of shares with respect to which demands for appraisals have been received.

     The fair value of shares of Harmony common stock will be determined by the Delaware Court of Chancery, exclusive of any element of value arising from the merger. The shares of Harmony common stock with respect to which holders have perfected their appraisal rights in accordance with Section 262 of the DGCL and have not effectively withdrawn or lost their appraisal rights are referred to in this prospectus as the "dissenting shares."

     Appraisal rights are available only to record holders of shares of Harmony common stock. If you wish to exercise appraisal rights but have a beneficial interest in shares which are held of record by or in the name of another person, such as a broker or nominee, you should act promptly to cause the record holder to follow the procedures set forth in Section 262 of the DGCL to perfect your appraisal rights.

     A demand for appraisal should be signed by or on behalf of the stockholder exactly as the stockholder's name appears on the stockholder's stock certificates. If the shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, the demand should be executed in that capacity, and if the shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or on behalf of all joint owners. An authorized agent, including one or more joint owners, may execute a demand for appraisal on behalf of a record holder, provided that, in the demand, the agent identifies the record owner or owners and expressly discloses that the agent is executing the demand as an agent for the record owner or owners. A record holder such as a broker who holds shares as nominee for several beneficial owners may exercise appraisal rights for the shares held for one or more beneficial owners and not exercise rights for the shares held for other beneficial owners. In this case, the written demand should state the number of shares for which appraisal rights are being demanded. When no number of shares is stated, the demand will be presumed to cover all shares held of record by the broker or nominee.

     If any holder of shares of Harmony common stock who demands appraisal of his or her shares under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses the right to appraisal, his or her shares will be converted into a right to receive the stock consideration with respect to the holder's dissenting shares in accordance with the merger agreement. Dissenting shares lose their status as dissenting shares if:

     - the merger is abandoned;

     - the dissenting stockholder fails to make a timely written demand for appraisal;

     - neither iNTELEFILM nor the dissenting stockholder files a complaint or intervenes in a pending action regarding appraisal rights within 120 days after the effective date of the merger; or

     - the stockholder delivers to iNTELEFILM, as the surviving corporation, within 60 days after the effective date of the merger, or thereafter with iNTELEFILM's approval, a written withdrawal of the stockholder's demand for appraisal of the dissenting shares, although no appraisal proceeding in the Delaware Court of Chancery may be dismissed as to any stockholder without the approval of the court.

     Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of appraisal rights, in which event a Harmony stockholder will be entitled to receive the consideration with respect to the holder's dissenting shares in accordance with the merger agreement. In view of the complexity of the provisions of Section 262 of the DGCL, holders of Harmony common stock who are considering objecting to the merger should consult their own legal advisors.

                        FEDERAL INCOME TAX CONSEQUENCES

     The following discussion summarizes the material United States federal income tax consequences of the transaction to Harmony stockholders. This discussion presents the opinion of Briggs and Morgan, Professional Association, counsel for iNTELEFILM, and is based on provisions of the Internal Revenue Code of 1986, Treasury regulations promulgated thereunder, and related administrative and judicial interpretations, all as in effect as of the date of this document and all of which are subject to change, possibly with retroactive effect. This discussion does not address all aspects of United States federal income taxation that may be applicable to Harmony stockholders in light of their particular circumstances or to Harmony stockholders subject to special treatment under United States federal income tax law, including, without limitation:

     - partnerships,

     - select foreign persons,

     - financial institutions,

     - insurance companies,

     - tax-exempt entities,

     - dealers in securities,

     - traders in securities that elect to apply a mark-to-market method of accounting,

     - select U.S. expatriates,

     - persons that hold Harmony common stock as part of a straddle, hedge, conversion transaction or other integrated investment,

     - Harmony stockholders whose functional currency is not the United States dollar, and

     - Harmony stockholders who acquired Harmony shares through the exercise of employee stock options or otherwise as compensation.

     This discussion is limited to Harmony stockholders that hold their Harmony shares as capital assets and does not consider the tax treatment of Harmony stockholders that hold Harmony shares through a partnership or other pass-through entity. Furthermore, this summary does not discuss any aspect of state, local or foreign taxation.


     Harmony stockholders will recognize no gain or loss as a result of the exchange of their Harmony common stock solely for shares of iNTELEFILM common stock pursuant to the offer or the merger, except with respect to cash received in lieu of fractional share interests, if any, as discussed below.



     The aggregate adjusted tax basis of the shares of iNTELEFILM common stock received by each Harmony stockholder in the offer or the merger, including only fractional shares of iNTELEFILM common stock deemed to be received, as described below, will be equal to the aggregate adjusted tax basis of the shares of Harmony common stock surrendered.



     The holding period of the shares of iNTELEFILM common stock received by each Harmony stockholder in the offer or the merger, including only fractional shares of iNTELEFILM common stock deemed to be received as described below, will include the holding period of the shares of Harmony common stock exchanged therefor.


     A Harmony stockholder who received cash in lieu of a fractional shares of iNTELEFILM common stock will be treated as if the fractional share had been received by such stockholder in the offer or the merger and then redeemed by iNTELEFILM in return for the cash amount. The receipt of such cash will cause the recipient to recognize capital gain or loss equal to the difference between the amount of cash received and the portion of such holder's adjusted tax basis in the shares of iNTELEFILM common stock allocable to the fractional share.

     Cash received by Harmony stockholders exercising appraisal rights will be treated as (a) a distribution in full payment of such shares, resulting in capital gain or loss, or (b) ordinary income, as the case may be, depending upon such stockholder's individual situation.


     Based upon the advice of counsel, iNTELEFILM believes that the offer or the merger will be treated as an integrated transaction that will qualify as a reorganization for federal income tax purposes. Accordingly, the material federal income tax consequences to a holder of Harmony common stock will be as described in the foregoing paragraphs.


     The foregoing discussion is intended only as a summary and does not purport to be a complete analysis or listing of all potential federal income tax consequences of the offer. Harmony stockholders are urged to consult their tax advisors concerning the United States federal, state, local and foreign tax consequences of the offer to them.

                MATERIAL CONTACTS BETWEEN INTELEFILM AND HARMONY

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Several executive officers and directors of iNTELEFILM also serve as executive officers or directors of Harmony. Christopher T. Dahl serves as the Chairman of the Board, President and Chief Executive Officer of both iNTELEFILM and Harmony. James G. Gilbertson and Steven C. Smith serve as the Chief Operating Officer and Chief Financial Officer, respectively, of both iNTELEFILM and Harmony. Jill J. Theis serves as the Secretary and General Counsel of both iNTELEFILM and Harmony. Richard W. Perkins and William E. Cameron are directors of both iNTELEFILM and Harmony.

     Since August 1998, iNTELEFILM and Harmony have received administrative, legal and accounting services from MMLLC, an entity owned by Mr. Dahl, Chairman of the Board, President and Chief Executive Officer of both iNTELEFILM and Harmony, and Mr. Perkins, a non-employee member of the board of directors of both iNTELEFILM and Harmony. iNTELEFILM currently pays a set monthly fee of $125,000 for such services. All outside services directly attributable to iNTELEFILM are billed directly to iNTELEFILM. Employees of MMLLC also provide similar services to Harmony for which Harmony currently pays a set monthly fee of $55,000. The following information provides additional detail regarding the relationships between iNTELEFILM, Harmony and MMLLC:

     - iNTELEFILM paid MMLLC an aggregate of $745,000 for services during 1998, $370,000 of which was paid in conjunction with expenses incurred in the sale of iNTELEFILM's radio stations.

     - iNTELEFILM paid MMLLC an aggregate of $1,095,000 for services during 1999, $550,000 of which was paid in conjunction with expenses incurred in the sale of iNTELEFILM's radio stations.

     - Harmony paid MMLLC an aggregate of $463,720 for such services during its fiscal year ended June 30, 1999.

     - The salaries of three officers of iNTELEFILM, Messrs. Gilbertson and Smith and Ms. Theis, are paid by MMLLC. The services of Chief Operating Officer, Chief Financial Officer and General Counsel are rendered by Messrs. Gilbertson and Smith and Ms. Theis, respectively, on a shared basis with Harmony.

     - In August 1998, MMLLC entered into a consulting arrangement with Mr. Perkins pursuant to which Mr. Perkins provided consulting services to iNTELEFILM in connection with the restructuring of iNTELEFILM following its sale of radio stations. Mr. Perkins was not paid for such services during 1998. Through MMLLC, iNTELEFILM paid Mr. Perkins $170,000 for such services during 1999. MMLLC terminated the foregoing consulting arrangement effective December 31, 1999.

     - MMLLC also has a consulting arrangement with Mr. Cameron, a non-employee member of the board of directors of both iNTELEFILM and Harmony, pursuant to which Mr. Cameron provides consulting services to iNTELEFILM and Harmony in connection with the ongoing business strategies of such entities. Through MMLLC, Harmony paid Mr. Cameron $36,000 and $45,061 for such services during 1998 and 1999, respectively.

     In connection with the July 1997 acquisition by iNTELEFILM of Harmony shares, iNTELEFILM borrowed an aggregate of $1.25 million from three parties:
Rodney P. Burwell, a former director of iNTELEFILM, Pyramid Partners, L.P., an entity of which Perkins Capital Management, Inc. is the managing partner, and William M. Toles, a shareholder of iNTELEFILM and a director of Harmony. Mr. Perkins, a director of both iNTELEFILM and Harmony, is President and Chief Executive Officer of Perkins Capital Management. Their loans were evidenced by notes bearing interest at 10% per annum, initially payable in July 1998, and amended in June 1998 to be payable in October 1998. Warrants to purchase an aggregate of 125,000 iNTELEFILM shares at $4.00 per share were issued to those lenders in July 1997. In connection with the June 1998 amendment to such notes:

     - the interest rate on the note issued to Mr. Burwell was increased to 20% per annum effective July 1998,

     - an additional warrant to purchase 25,000 iNTELEFILM shares at $3.0625 per share was issued to Pyramid Partners, L.P., and

     - an additional warrant to purchase 12,500 iNTELEFILM shares at $3.0625 per share was issued to Mr. Toles.

In November 1998, iNTELEFILM repaid Messrs. Perkins, Toles and Burwell in full.


     Messrs. Dahl, Perkins and Cameron are directors of both iNTELEFILM and Harmony. In January 1998, iNTELEFILM received proceeds of $611,000 and paid debt issuance costs of $39,000 through the issuance of a note payable to Harmony with a face amount of $650,000. The note payable bore interest at 15% per annum, was unsecured and was due upon demand. In May 1998, iNTELEFILM repaid $322,863 of principal on the note and $36,062 of interest which had accrued through May 1998. iNTELEFILM repaid the entire note along with accrued interest in June 1998.


     In April 1998, iNTELEFILM assigned all of its right to purchase 225,000 Harmony shares at $2.50 per shares from Glenn B. Laken, a Harmony stockholder, to:

     - Pyramid Partners, L.P.,

     - Perkins & Partners, Inc., Profit Sharing Plan & Trust, and

     - Christopher T. Dahl and State Bank of New Prague Joint Account.

Pyramid Partners, L.P. is an entity of which Perkins Capital Management is the managing partner. Richard W. Perkins, a director of both iNTELEFILM and Harmony, is President and Chief Executive Officer of Perkins Capital Management. Mr. Perkins is also President of Perkins & Partners, Inc. Christopher T. Dahl is President, Chief Executive Officer and Chairman of both iNTELEFILM and Harmony.

     In November 1998, iNTELEFILM repurchased 225,000 Harmony shares at $2.75 from Pyramid Partners, L.P.; Perkins & Partners, Inc., Profit Sharing Plan & Trust; and Christopher T. Dahl and State of New Prague Joint Account.

     From November 1998 to March 2000, iNTELEFILM advanced Harmony operating funds under notes receivable, of which approximately $3.2 million remained outstanding as of March 1, 2000. The notes receivable bear an interest rate of 14%. The Related Party Transaction Committee of Harmony's Board approved these transactions. On March 22, 2000, iNTELEFILM called these notes. As a result of Harmony's inability to repay the notes within the 30-day demand period, on May 1, 2000, iNTELEFILM granted Harmony a temporary forbearance of the default to allow Harmony time to consider its alternatives. In addition to the foregoing notes, iNTELEFILM had advanced Harmony an additional $2.7 million to fund Harmony's operating losses as of September 30, 2000, resulting in total indebtedness to iNTELEFILM of approximately $5.9 million as of that date. iNTELEFILM is not obligated to continue such funding and does not intend to continue such funding if the offer is unsuccessful.


     On June 30, 1998, iNTELEFILM exercised its stock options to purchase 750,000 Harmony shares for $1.50 per share. These options were purchased from third parties by iNTELEFILM in previous transactions for consideration totaling $790,000. Additionally, 550,000 of such options were purchased from Harvey Bibicoff, Harmony's former Chief Executive Officer, concurrent with iNTELEFILM's initial investment in Harmony.



     Effective as of August 1, 1999, iNTELEFILM purchased the option agreement entered into by Harmony and the four principal executives of Curious Pictures Corporation, dated December 15, 1996, from Curious management. Under the option agreement, Curious management could earn the right to purchase 50% of the outstanding stock of Curious Pictures from Harmony upon the achievement of specified financial goals. Pursuant to iNTELEFILM's purchase agreement and based on the results of operations of Curious Pictures, it was agreed by all parties that Curious management's rights to purchase the 50% equity interest in Curious Pictures had fully vested and were exercisable for consideration totaling $50. Following its purchase of the option agreement, iNTELEFILM acquired 50% of Curious Pictures through the exercise of stock options granted under the option agreement. iNTELEFILM also acquired a 1% equity interest in Curious Pictures owned by Curious management that was initially conveyed to Curious management upon signing the option agreement. The consideration paid to Curious management by iNTELEFILM for the aforementioned acquisitions aggregated $3.0 million, consisting of $1.5 million in cash and a $1.5 million note receivable bearing an interest rate of 8% per year, which was paid on May 31, 2000. As a result of the aforementioned transaction, iNTELEFILM came to own 51% of the outstanding stock of Curious Pictures and Harmony came to own 49% of the outstanding stock of Curious Pictures.


     In addition, as of January 1, 1999, Curious Pictures entered into new five-year employment agreements with each of the four members of Curious management. As part of the compensation to be paid to Curious management, at the end of each employment year, each member of Curious management was granted the right to purchase from Harmony, one share of Curious Pictures, representing 1% of the capital stock of Curious Pictures. As a result, if all of the members of Curious management exercise all of their new options over the five-year term of their employment agreements, iNTELEFILM will own 51% of the Curious Pictures stock, Curious management will own 20%, and Harmony will own the remaining 29%. Additionally, iNTELEFILM granted Curious management warrants to purchase an aggregate of 300,000 iNTELEFILM shares for approximately $1.92 per share.

     iNTELEFILM, Harmony, and Curious management also entered into a stock agreement effective as of August 1, 1999. Under this agreement, the members of Curious management were granted the right to sell to iNTELEFILM the shares of Curious Pictures that they earn from Harmony, and iNTELEFILM obtained the right to purchase such shares from Curious management. The price to be paid by iNTELEFILM to Curious management under such put or call is $96,774 per share. These options have been valued at $54,000 per option, their intrinsic value as of August 1, 1999. The related compensation expense will be recognized ratably over the employment agreement service period and reflected as a minority interest on iNTELEFILM's balance sheet. Further, the minority interest will be ratably accreted to the value of management's put right over the time period from the option vesting date to the date that the put right may be exercised. During the nine month period ended September 30, 2000, iNTELEFILM recognized compensation expense of $310,697, resulting in a minority interest valuation aggregating $417,629 at September 30, 2000 and $139,947 at December 31, 1999.


     In February 2000, webADTV.com, Inc., a subsidiary of iNTELEFILM, granted certain officers of iNTELEFILM and the non-employee directors of iNTELEFILM and Harmony the right to purchase certain shares of webADTV common stock. Messrs. Germain and Toles each received options to purchase 25,000 shares of webADTV common stock at an exercise price of $0.02 per share, the fair market value of such shares at the time of grant. In June 2000, in connection with the appointment of Mr. Germain to webADTV's board of advisors, Mr. Germain received options to purchase up to 40,000 additional shares of webADTV common stock at an exercise price of $0.10 per share, the fair market value of such shares at the time of grant.


     In August 2000, iNTELEFILM, Harmony and their subsidiaries entered into an accounts receivable based loan and security agreement with General Electric Capital Corporation. This loan and security agreement provides for borrowings for working capital under a revolving line of credit with availability based on acceptable accounts receivable. All parties to the agreement cross-collateralize all borrowings.

     iNTELEFILM guarantees the New York office space for The End, a subsidiary of Harmony. The lease is for ten years ending in August 2009 at a monthly rate of $9,282.

DIRECTORS AND OFFICERS

     The following table sets forth the name, business address, position with iNTELEFILM and position with Harmony for each executive officer and director of iNTELEFILM. Each person may be reached by telephone at (612) 925-8840. To iNTELEFILM's knowledge, no person listed in the following table was convicted in a criminal proceeding during the past five years, excluding traffic violations or similar misdemeanors. To iNTELEFILM's knowledge, no person in the following table was a party to any judicial or administrative proceeding during the past five years, except for matters that were dismissed without sanction or settlement, that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. To iNTELEFILM's knowledge, each person listed in the following table is a citizen of the United States of America.

NAME                              ADDRESS             POSITION AT INTELEFILM      POSITION AT HARMONY
----                              -------             ----------------------      -------------------
Christopher T. Dahl.....  5501 Excelsior Boulevard   President, Chief           President, Chief
                          Minneapolis, MN 55416      Executive Officer and      Executive Officer and
                                                       Chairman of the Board      Chairman of the Board
William E. Cameron......  5501 Excelsior Boulevard   Director                   Director
                          Minneapolis, MN 55416
Richard W. Perkins......  730 East Lake Street       Director                   Director
                          Wayzata, MN 55391
Michael R. Wigley.......  One Carlson Parkway        Director                   None
                          Suite 120
                          Plymouth, MN 55447-4453

NAME                              ADDRESS             POSITION AT INTELEFILM      POSITION AT HARMONY
----                              -------             ----------------------      -------------------
William H. Spell........  222 South Ninth Street     Director                   None
                          Suite 2880
                          Minneapolis, MN 55402
James G. Gilbertson.....  5501 Excelsior Boulevard   Chief Operating Officer    Chief Operating Officer
                          Minneapolis, MN 55416        and
                                                       President -- Internet
                                                       Division
Patrick Knisley.........  5501 Excelsior Boulevard   Executive Vice President   None
                          Minneapolis, MN 55416        and President --
                                                       Production Division
Jill J. Theis...........  5501 Excelsior Boulevard   General Counsel and        General Counsel and
                          Minneapolis, MN 55416        Secretary                  Secretary
Steven C. Smith.........  5501 Excelsior Boulevard   Chief Financial Officer    Chief Financial Officer
                          Minneapolis, MN 55416
Michael N. Delgado......  5501 Excelsior Boulevard   Vice President --          None
                          Minneapolis, MN 55416        Marketing

BUSINESS EXPERIENCE


     Christopher T. Dahl has been President, Chief Executive Officer and Chairman of iNTELEFILM since its inception in February 1990. Mr. Dahl also serves as President, Chief Executive Officer and Chairman of Harmony, and is the Chairman of webADTV, a subsidiary of iNTELEFILM. Mr. Dahl also owns CTD Properties, a company that owns and operates real estate in the upper Midwest. Mr. Dahl is also a board member of the Association for Publicly Traded Companies and serves on the Advisory Board for the College of Liberal Arts of the University of Minnesota. Messrs. Dahl and Perkins own and control MMLLC. Employees of MMLLC provide certain administrative, legal and accounting services to iNTELEFILM and Harmony. From 1985 to 1999, Mr. Dahl served as Chairman and Chief Executive Officer of Community Airwaves Corporation ("CAC"), a company which formerly owned and operated radio stations. Prior to founding CAC, Mr. Dahl managed his private investments. From 1969 to 1979, Mr. Dahl was the founder and President of a group of companies involved in photo finishing, retail photo sales, home sewing notions, toy distribution and retail craft stores. He was employed by Campbell-Mithun and Knox Reeves Advertising from 1965 to 1969.


     William E. Cameron has been a director of iNTELEFILM since April 1998. Formerly a Vice President with J. Walter Thompson, Omnicom and the NBC Television Network, Mr. Cameron brings over 30 years experience to iNTELEFILM in the fields of advertising and broadcast television. Since 1993, Mr. Cameron has been the head of International Business Development for Universal Health Communications, London, England, the largest medical-health-wellness video library in the world. A broadcast journalism graduate of Drake University, Mr. Cameron also serves as a director of Harmony and RME Entertainment.


     Richard W. Perkins has been a director of iNTELEFILM since its inception in February 1990. For more than five years, Mr. Perkins has been President and Chief Executive Officer of Perkins Capital Management ("PCM"), a registered investment advisor. Mr. Perkins is also a director of the following publicly held companies: Bio-Vascular, Inc., a medical products manufacturer; CNS, Inc., a consumer products manufacturer; PW Eagle, Inc., a manufacturer of plastic pipe; Harmony; LifeCore Biomedical, Inc., a medical device manufacturer; Nortech Systems, Inc., an electronic sub-systems manufacturer; Quantech

LTD., a developer of immunological tests; and Vital Images, Inc., a medical visualization software company.

     Michael R. Wigley was elected to iNTELEFILM's Board of Directors in February 1998. Mr. Wigley is President and Chief Executive Officer of Great Plains Companies, Inc. ("Great Plains"), a building material and supply company based in Roseville, Minnesota. He has served as its President since 1989. Mr. Wigley is Chairman and Chief Executive Officer of four subsidiaries of Great Plains, as well as Chairman and Chief Executive Officer of Great Plains Properties, Inc. and TerraDek Lighting, Inc., two independent privately-held companies. Mr. Wigley is also a director of Choicetel Communications, Inc., an Internet kiosk provider. He co-founded the Minnesota branch of McKinsey & Company, where he managed various teams of consultants from 1986 to 1989. Mr. Wigley holds a M.B.A. from Harvard University and a M.S. in Civil Engineering from Stanford University.


     William H. Spell has been a director of iNTELEFILM since September 30, 2000. Mr. Spell also serves as the Chief Executive Officer of PW Eagle, Inc., a leading extruder of PVC pipe, polyethylene pipe and tubing products. In addition, Mr. Spell also operates a firm which focuses on leveraged acquisitions of established businesses in the upper midwest. Mr. Spell has been involved in private equity investing since 1988. From 1981 through 1988, Mr. Spell was Vice President and Director of Corporate Finance at John G. Kinnard & Co., a regional investment banking firm located in Minneapolis, Minnesota. Mr. Spell has a B.S. and an M.B.A. degree from the University of Minnesota.


     James G. Gilbertson has served as iNTELEFILM's Chief Operating Officer since April 1996 and its Chief Financial Officer from July 1992 to December 21, 1999. In January 2000, Mr. Gilbertson was appointed the Chief Executive Officer, President and director of webADTV. From June 1988 to July 1992, he was the Chief Financial Officer of Parker Communications, which operated a group of radio stations. From 1985 to June 1998, he was Controller at Palmer Communications, which operated radio, television and cable divisions. Prior to joining Palmer Communications, Mr. Gilbertson was a practicing certified public accountant with the firm of Ernst & Young LLP. Mr. Gilbertson is also the Chief Operating Officer of Harmony. Mr. Gilbertson is also a director of Founders Food & Firkins, Ltd., a company which owns and operates Granite City Brewery, a microbrewery and restaurant. Mr. Gilbertson is the spouse of Ms. Theis.

     Patrick Knisley became the Executive Vice President of iNTELEFILM in April 2000 and the President of the Production Division in August 2000 and divides his time between New York and Los Angeles. Mr. Kinsley has worked in the advertising and marketing field for twenty years. Mr. Kinsley spent thirteen years with Young & Rubicam New York, rising to the level of Senior Vice President, and working on such accounts as Johnson & Johnson, American Home Products and Kraft. He joined the Bates advertising agency in 1991, where he served as Executive Vice President in charge of the $300 million dollar Miller Brewing business, and was later promoted to President and Chief Executive Officer of Bates Canada, with offices in Toronto and Montreal where he was responsible for the Canadian operation of Bates Worldwide. Mr. Kinsley is a native of Ohio, a cum laude graduate of Harvard College, and holds an M.A. and a Ph.D. from the University of Colorado.

     Jill J. Theis joined iNTELEFILM in March 1997 and has served as the General Counsel and Secretary since February 1999. From January 1996 to March 1997, Ms. Theis worked for the law firm of Holper, Welsh, Mitchell & Joanis, P.A., in Minneapolis, Minnesota. In 1997, Ms. Theis graduated from law school at William Mitchell School of

Law in St. Paul, Minnesota. Ms. Theis is also the General Counsel and Secretary of Harmony and webADTV.com. Ms. Theis is the spouse of Mr. Gilbertson.

     Steven C. Smith became the Chief Financial Officer of iNTELEFILM on December 21, 1999. Mr. Smith has been with iNTELEFILM since October 1998. Formerly the Chief Financial Officer of DIC Entertainment Animation Television and Vice President of Finance of Orion Television, Mr. Smith brings more than 20 years experience with companies such as the Walt Disney Company. Mr. Smith has also performed as a financial consultant to special effects houses, TV and Satellite Broadcasters and technology companies. On December 21, 1999, Mr. Smith also became the Chief Financial Officer of Harmony.


     Michael N. Delgado oversees the marketing and sales efforts of iNTELEFILM and has been with the company since March 1997. A graduate of the University of Southern California School of Fine Arts, Mr. Delgado has orchestrated national marketing campaigns and has been involved in worldwide branching efforts for a variety of corporations including Patagonia and Lucky Brand Clothing Companies. Mr. Delgado gained significant operations experience in his capacity as President of SenDel Automotive Corporation, a manufacturer of aluminum automotive wheels whose customers included Toyota Motor Company.


SECURITY OWNERSHIP


     The following table sets forth the aggregate number and percentage of Harmony shares beneficial owned by each executive officer and director of iNTELEFILM, as of September 1, 2000. All Harmony Shares referred to in the table below consist of shares issuable pursuant to the exercise of stock options.


                                       NUMBER OF SHARES                      PERCENTAGE OF
NAME                                  BENEFICIALLY OWNED                   OUTSTANDING SHARES
----                                  ------------------                   ------------------
Christopher T. Dahl.........                175,000                               2.3%
William E. Cameron..........                 75,000                               1.0%
Richard W. Perkins..........                 75,000                               1.0%
William H. Spell............                      0                                --
James G. Gilbertson.........                 25,000                         *
Jill J. Theis...............                  1,667                         *
Michael R. Wigley...........                      0                                --
Patrick Kinsley.............                      0                                --
Steven C. Smith.............                      0                                --
Michael N. Delgado..........                      0                                --

---------------
* Less than one percent

                    DESCRIPTION OF INTELEFILM CAPITAL STOCK

     iNTELEFILM's Articles of Incorporation authorize it to issue 50,000,000 shares, with a par value of $0.02 per share. As of August 2, 2000, iNTELEFILM had 6,511,366 shares issued and outstanding, and also had warrants and options outstanding to purchase an additional 3,529,903 shares. The remaining shares are undesignated.

COMMON STOCK

     No share of iNTELEFILM common stock is entitled to preference over any other share and each share of common stock is equal to every other share in all respects. The holders of common stock, other than non-voting shares, are entitled to one vote for each share held of record at each meeting of shareholders. The non-voting shares may become shares with full voting rights at such time as they are transferred by the current holder. In any distribution of assets, whether voluntary or involuntary, holders are entitled to receive pro rata the assets remaining after creditors have been paid in full and after any liquidation preference of any other class of stock has been satisfied.

     The board of directors of iNTELEFILM has the authority to issue the remaining unissued authorized shares and to fix the powers, preferences, rights and limitations of such shares or any class or series of such shares, without shareholder approval. Persons acquiring such shares could have preferential rights with respect to voting, liquidation, dissolution or dividends over existing shareholders. Shares could also be issued to deter or delay a takeover or other change in control of iNTELEFILM.

     Holders of iNTELEFILM common stock have no preemptive rights to purchase additional securities which may be offered by iNTELEFILM. There is no cumulative voting for the election of directors. Accordingly, the owners of a majority of outstanding voting shares may elect all of the directors if they choose to do so. All iNTELEFILM shares are entitled to participate equally in all dividends when, as and if declared by the board of directors out of funds legally available therefor.

NON-VOTING COMMON STOCK

     iNTELEFILM issued 189,041 shares of non-voting common stock to Russell Cowles, a former director of iNTELEFILM, in April 1992. Given iNTELEFILM's interest at that time in radio broadcast licenses and Mr. Cowles' interest at that time in other media outlets, FCC regulations prohibited iNTELEFILM from issuing voting securities to Mr. Cowles. All non-voting common stock is currently convertible to voting common stock on a share for share basis.

PREFERRED STOCK

     iNTELEFILM's Articles of Incorporation authorize iNTELEFILM's board of directors, without further shareholder action, to issue shares of preferred stock in one or more series and to fix the voting rights, liquidation preferences, dividend rights, repurchase rights, conversion rights, redemption rights and terms, including sinking fund provisions and other rights and preferences of the preferred stock.

     Although there is no current intention to do so, the board of directors of iNTELEFILM may, without shareholder approval, issue additional shares of a class or series of preferred stock with voting and conversion rights which could adversely affect the voting power or dividend rights of the holders of common stock and may have the effect of delaying, deferring or preventing a change in control of iNTELEFILM.

SHAREHOLDER RIGHTS PLAN

     In February 1998, iNTELEFILM's board of directors declared a dividend of one common share purchase right for each share of iNTELEFILM common stock outstanding as of the close of business on February 27, 1998. Each right will entitle the registered holder to purchase from iNTELEFILM, after the distribution date of the rights, that number of shares of iNTELEFILM common stock having a market value of two times the purchase price of the rights at an initial purchase price of $18.00, subject to adjustment. The board of directors of iNTELEFILM further directed the issuance of one right, subject to adjustment, with respect to each common share that shall become outstanding between the record date and the earliest of the distribution date of the rights, the redemption date of the rights or the final expiration date of the rights. The rights may be issued with respect to common shares that become outstanding after the distribution date and prior to the earlier of the redemption date or the final expiration date. The rights will be issued upon the terms and subject to the conditions set forth in a rights agreement dated as of February 19, 1998, between iNTELEFILM and Wells Fargo Bank Minnesota, N.A., as rights agent.


     The rights become exercisable at any time after the distribution date. The distribution date is defined as the close of business on the earlier to occur of:

     - the fifteenth business day, or such later date as may be determined by action of the board of directors of iNTELEFILM, after the date of the commencement by any person or group of affiliated or associated persons, or the first public announcement of the intention of any person or group of affiliated or associated persons to commence, a tender or exchange offer, the consummation of which would result in beneficial ownership by a person or group of affiliated or associated persons of 20% or more of the common shares of iNTELEFILM, or

     - the fifteenth business day, or such later date as may be determined by action of the board of directors of iNTELEFILM, after the first date of public announcement by iNTELEFILM or an acquiring person that any person or group of affiliated or associated persons intends to commence a tender or exchange offer, the consummation of which would result in beneficial ownership by a person or group of affiliated or associated persons of 20% or more of the common shares then outstanding, not including:

      - iNTELEFILM;

      - any subsidiary of iNTELEFILM;

      - any person holding common shares acquired by that person in a transaction occurring after the record date and approved in advance in writing by a majority of disinterested directors of iNTELEFILM's board of directors to the extent, but only to the extent, of the common shares so held;

      - any employee benefit plan of iNTELEFILM or of any subsidiary of iNTELEFILM;

      - any person holding common shares for or pursuant to the terms of any employee benefit plan of this sentence to the extent, but only to the extent, of the common shares so held;

      - any person who or which, together with all affiliates and associates of such person, becomes the beneficial owner of 20% or more of the then outstanding common shares as a result of the acquisition of common shares directly from iNTELEFILM; or

      - any person who or which, together with all affiliates and associates of such person, is the beneficial owner of 20% or more of the common shares outstanding on the twentieth business day preceding the record date.

A person is deemed to be an acquiring person, however, upon becoming the beneficial owner, together with all affiliates and associates of such person, of any additional common shares representing an incremental increase of 20% or more of the common shares then outstanding, which were acquired at any time after the twentieth business day preceding the record date.

     The rights will expire at the close of business on February 13, 2008, unless the rights are earlier redeemed or exchanged by iNTELEFILM, in each case as described below.

     The purchase price, the number and the kind of shares covered by each right are subject to adjustment from time to time to prevent dilution. The number of outstanding rights and the number of common shares issuable upon exercise of each right are also subject to adjustment in the event of a stock split or a stock dividend on the common shares or consolidations or combinations of the common shares occurring prior to the distribution date. Common shares purchasable upon exercise of the rights will not be redeemable.

     If any person or group of affiliated or associated persons becomes an acquiring person, each holder of a right, other than the rights that are or were acquired or beneficially owned by the acquiring person, which will thereupon become null and void, will thereafter have the right to receive, upon exercise of the right at the then-current exercise price of the right, that number of common shares having a market value of two times the exercise price of the right. If, on or after the share acquisition date, iNTELEFILM is, in effect, acquired in a merger or other business combination transaction, or 50% or more of its consolidated assets or earning power is sold, proper provisions will be made so that each holder of a right, other than rights owned by that person or group, which will have become null and void, will thereafter have the right to receive, upon exercise of the right at the then-current exercise price of the right, that number of shares of capital stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the right.

     At any time after any person or group becomes an acquiring person and before the earlier of one of the events described in the previous paragraph, the board of directors of iNTELEFILM may exchange the rights, other than rights owned by that person or group which will have become null and void, in whole or in part, at an exchange ratio of one common share per right, subject to adjustment. As described in the rights agreement, rights issued to any person who becomes an acquiring person become null and void.

     In general, no adjustment in the purchase price will be required unless such cumulative adjustments require an adjustment of at least 1% in the purchase price. iNTELEFILM is not required to issue fractional common shares. In lieu of issuing fractional shares, an adjustment in cash will be made based on the market price of the common shares on the last trading day prior to the date of exercise.

     iNTELEFILM may redeem all but not less than all of the then outstanding rights at a redemption price of $0.01 per right, subject to adjustment, in cash, with common shares, or other consideration deemed appropriate by iNTELEFILM at any time prior to the earlier of:

     - the close of business on the tenth business day after the first date of public announcement by iNTELEFILM or an acquiring person that an acquiring person has become such, or

     - the final expiration date.

Immediately upon the action of the board of directors of iNTELEFILM ordering the redemption of the rights, the right to exercise the rights will terminate.

     For so long as the rights are then redeemable, iNTELEFILM in its sole and absolute discretion may from time to time rescind, change, supplement or amend the rights agreement in any respect without the approval of any holders of rights certificates. At any time when the rights are no longer redeemable, iNTELEFILM may supplement or amend the rights agreement without the approval of any holders of rights certificates in order to cure ambiguities, correct or supplement defective or inconsistent provisions, shorten or lengthen time periods, or otherwise change, delete or supplement provisions, so long as any such change, deletion or amendment does not adversely affect the interests of the holders of the rights, other than an acquiring person or an affiliate or associate of an acquiring person, in whose hands all rights are null and void.

     Until a right is exercised, the holder of such right, as such, will have no rights as a shareholder of iNTELEFILM pursuant to such right, including, without limitation, the right to vote or to receive dividends.

     The rights have anti-takeover effects. The rights will cause substantial dilution to a person or group that attempts to acquire iNTELEFILM without conditioning the offer on a substantial number of rights being acquired or redeemed. The rights should not interfere with any merger or other business combination approved by the board of directors of iNTELEFILM since the board of directors may, at its option and in its sole and absolute discretion, redeem the rights as provided in the rights agreement.

     The rights agreement between iNTELEFILM and the rights agent specifying the terms of the rights, which includes the form of right certificate and the form of summary of rights to purchase common shares as exhibits, has been filed as an exhibit to iNTELEFILM's Registration Statement on Form 8-A/A. See "Where You Can Find More Information" on page 61. This summary description of the rights does not purport to be complete and is qualified in its entirety by reference to the rights agreement, which is incorporated by reference into this document.

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

INTELEFILM

     iNTELEFILM common stock is listed on the Nasdaq National Market and traded under the symbol "FILM." The following table sets forth, for the calendar periods indicated, the high and low reported sales prices per share of iNTELEFILM common stock on the Nasdaq National Market.


                                                            PRICE RANGE OF
                                                             COMMON STOCK
                                                            ---------------
                                                             HIGH     LOW
                                                            ------   ------
1998
  First Quarter..........................................   $4.313   $3.188
  Second Quarter.........................................    4.063    3.000
  Third Quarter..........................................    3.375    2.875
  Fourth Quarter.........................................    3.688    2.813
1999
  First Quarter..........................................    3.063    1.719
  Second Quarter.........................................    2.188    1.594
  Third Quarter..........................................    2.563    1.500
  Fourth Quarter.........................................    5.250    1.625
2000
  First Quarter..........................................    5.125    3.375
  Second Quarter.........................................    3.188    2.063
  Third Quarter..........................................    2.500    1.500
  Fourth Quarter (through November 13, 2000).............    2.125    1.125

HARMONY

     Harmony common stock is listed on the OTC Bulletin Board and traded under the symbol "HAHO." The following table sets forth, for the calendar periods indicated, the high and low reported sales prices per share of Harmony common stock on the OTC Bulletin Board reporting system. Such over-the-counter market quotations reflect interdealer prices without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.


                                                       PRICE RANGE OF
                                                        COMMON STOCK
                                                      -----------------
                                                       HIGH       LOW
                                                      -------   -------
1998
  First Quarter.....................................  $2.0625   $1.3125
  Second Quarter....................................   1.8125    1.3125
  Third Quarter.....................................   1.6875    1.0000
  Fourth Quarter....................................   1.4375    1.1875
1999
  First Quarter.....................................   1.5000    1.0000
  Second Quarter....................................   1.0625    0.8750
  Third Quarter.....................................   1.1250    0.3125
  Fourth Quarter....................................   0.4375    0.1250
2000
  First Quarter.....................................   0.3000    0.1250
  Second Quarter....................................   0.2600    0.1300
  Third Quarter.....................................   0.1590    0.1000
  Fourth Quarter (through November 13, 2000)........   0.1100    0.0500


DIVIDEND POLICY OF iNTELEFILM AND HARMONY

     The holders of iNTELEFILM and Harmony common stock receive dividends if and when declared by their respective board of directors out of funds legally available therefor. The declaration and payment of dividends by iNTELEFILM after completion of the offer will depend upon business conditions, operating results, capital and reserve requirements and the consideration of other relevant factors by iNTELEFILM's board of directors.

     iNTELEFILM and Harmony have not paid dividends during the past two years. Under the terms of Harmony's revolving line of credit, Harmony is currently prohibited from paying dividends on its common stock. Following the completion of the tender offer, iNTELEFILM intends to retain future earnings, if any, to fund the development and growth of its business.

                      COMPARISON OF SECURITY HOLDER RIGHTS

     iNTELEFILM is incorporated under the laws of the State of Minnesota. Harmony is incorporated under the laws of the State of Delaware. Upon an exchange of shares by tendering Harmony stockholders, or upon a subsequent short-form merger of Harmony with iNTELEFILM, Harmony stockholders, whose rights are currently governed by the DGCL, the certificate of incorporation of Harmony and the amended and restated bylaws of Harmony, will become shareholders of iNTELEFILM, and their rights as such will be governed by the Minnesota Business Corporation Act (the "MBCA"), the iNTELEFILM articles of incorporation and the bylaws of iNTELEFILM. The material differences between the rights of Harmony stockholders and the rights of iNTELEFILM shareholders, resulting from the differences in their governing documents, are summarized below.

     The following summary enumerates material differences between the rights of iNTELEFILM shareholders and Harmony stockholders, but is qualified in its entirety by reference to the DGCL, the MBCA and the governing corporate instruments of iNTELEFILM and Harmony, to which Harmony stockholders are referred. Copies of the governing corporate instruments of iNTELEFILM and Harmony are available, without charge, to any person, including any beneficial owner to whom this prospectus is delivered, by following the instructions listed under "Where You Can Find More Information" on page 61.

NUMBER OF DIRECTORS

     The DGCL requires that Harmony's board consists of one or more directors, the number of Harmony directors is to be fixed by or in the manner provided in Harmony's bylaws, unless Harmony's certificate of incorporation fixes the number of directors. Harmony's certificate of incorporation does not address the number of directors to serve on its board. Harmony's bylaws require that its board consist of between one and six directors. Harmony's board currently consists of five directors. The MBCA requires that iNTELEFILM's board consist of one or more directors, the number to be fixed by or in the manner provided in iNTELEFILM's articles of incorporation or bylaws. iNTELEFILM's bylaws require that its board consist of at least one or more directors, as shall be determined by iNTELEFILM shareholders. iNTELEFILM's board currently consists of five directors.

ELECTION OF DIRECTORS

     The DGCL permits a board of directors to be divided into classes without regard to the size of the board of directors. Harmony's board is not classified. Under the DGCL, cumulative voting in the election of directors does not exist unless specified in the certificate of incorporation. Harmony's certificate of incorporation allows Harmony stockholders, at their own option, to cumulate votes and give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which the stockholder's shares are entitled. Harmony's bylaws require directors be elected by the affirmative vote of a majority of stockholders present at each annual stockholder meeting, or at a special meeting of stockholders in the event no annual meeting occurs.

     The MBCA permits a board of directors to be divided into classes without regard to the size of the board of directors. iNTELEFILM's board is not classified. Under the MBCA, cumulative voting in the election of directors is mandatory unless the articles of incorporation provide there shall be no cumulative voting. iNTELEFILM's articles of incorporation contain a provision eliminating cumulative voting. iNTELEFILM's bylaws require directors be elected by the affirmative vote of a majority of shareholders present at the regular shareholder meeting to be held on an annual or other less frequent periodic basis.

REMOVAL OF DIRECTORS

     The DGCL provides that any director or all directors may be removed at any time, with or without cause, by the affirmative vote of the holders of a majority of the voting power of all shares entitled to vote at an election of directors. Because Harmony stockholders are entitled to cumulative voting, if less than the entire board is to be removed, no director may be removed without cause if the votes cast against such director's removal would be sufficient to elect the director if then cumulatively voted at an election of the entire board of directors. Harmony's certificate of incorporation does not alter these provisions.

     The MBCA provides that unless otherwise provided in the articles of incorporation or bylaws, directors may be removed at any time, with or without cause, by the affirmative vote of the holders of a majority of the voting power of all shares entitled to vote at an election of directors. iNTELEFILM's bylaws allow any or all of the directors to be removed with or without cause:

     - at any meeting of the shareholders called for that purpose by a majority of the iNTELEFILM common stock represented and entitled to vote at the meeting, or

     - so long as the director was named by the board to fill a vacancy and iNTELEFILM shareholders have not elected directors in the interval between the time of the appointment to fill a vacancy and the time of the removal, by the affirmative vote of a majority of the remaining directors.

VACANCIES ON THE BOARD OF DIRECTORS

     The DGCL provides that, unless otherwise provided in the certificate of incorporation or bylaws, vacancies and newly created directorships resulting from an increase in the authorized number of directors may be filled by a majority of the directors then in office, although less than a quorum. Harmony's certificate of incorporation provides that board vacancies may be filled by the vote of a majority of the remaining directors, even if the remaining directors do not constitute a quorum or if only one director remains on the board, and that any director so elected will hold office until the next annual meeting and until the director's successor is elected and qualified. Harmony's bylaws provide that Harmony stockholders may elect a director or directors at any time to fill any vacancy not filled by the directors, so long as the stockholders act by written consent of a majority of the outstanding shares entitled to vote.

     iNTELEFILM's bylaws provide that vacancies in the board resulting from the death, resignation, removal or disqualification of a director shall be filled by the affirmative vote of a majority of the remaining directors, even though less than a quorum, or by iNTELEFILM shareholders. The MBCA and iNTELEFILM's bylaws provide that vacancies in the board may be filled by the affirmative vote of a majority of the remaining directors, even though less than a quorum, or existing directors at the time of an increase. The MBCA and iNTELEFILM's bylaws also provide that a director elected to fill a vacancy serves until the next regular or special meeting of shareholders and until the director's successor is elected and qualified.

SHAREHOLDER ACTION BY WRITTEN CONSENT

     Harmony's bylaws provide that any action required or permitted to be taken at a stockholder meeting may be taken without a meeting and without prior notice if a consent in writing is signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize such action at a meeting. iNTELEFILM'S bylaws provide that any action required or permitted to be taken at a shareholder meeting may be taken without a meeting if the action is taken by all the shareholders entitled to vote on the action and evidenced by written consent signed by all the shareholders.

AMENDMENT TO INCORPORATING INSTRUMENTS

     The DGCL permits Harmony's certificate of incorporation to be altered, amended, or repealed upon the board's recommendation and by a vote of a majority of the stock outstanding and entitled to vote. Harmony's certificate of incorporation does not alter these provisions.

     The MBCA provides that amendments to iNTELEFILM's articles of incorporation may be recommended to the iNTELEFILM shareholders by the majority of the board or a shareholder or shareholders holding three percent or more of the voting power of the shares entitled to vote. Proposed amendments to iNTELEFILM's articles must be approved by the affirmative vote of the holders of a majority of the shares present and entitled to vote on such amendment, except that a proposed amendment to cause the Minnesota control share acquisition statute at MBCA Section 302A.671 to be inapplicable may also be approved by a committee of the board of directors comprised solely of directors who:

     - are, nor have been during the past five years, neither officers nor employees,

     - are neither "acquiring persons" nor affiliates or associates of an "acquiring persons,"

     - were not nominated for election as directors by an "acquiring persons" or an affiliate or associate of an "acquiring persons," and

     - were directors at the time an acquiring person became an "acquiring persons" or were nominated, elected, or recommended for election as directors by a majority of those directors.

AMENDMENT TO BYLAWS

     The DGCL provides that, unless otherwise designated in the certificate of incorporation, bylaws may be amended or repealed by the stockholders entitled to vote. Harmony's certificate of incorporation provides that the board may amend or repeal the bylaws. Harmony's bylaws also provide for amendment or repeal by the vote of a majority of the holders of outstanding shares or by the approval of the board.

     The MBCA provides that the board has the power to amend or repeal bylaws unless:

     - such power is reserved by the articles of incorporation to the shareholders, or

     - a shareholder or shareholders holding three percent or more of the voting power of the shares entitled to vote propose a resolution for action by the shareholders to adopt, amend, or repeal the bylaws.

iNTELEFILM's bylaws provide that they may be amended or repealed by the board, except that amendments affecting the qualifications, classifications, number, term, procedures for removal or filling of vacancies on the board of directors, or fixing a quorum for shareholder meetings, may only be made by a majority vote of shareholders. A proposed amendment to cause the Minnesota control share acquisition statute at MBCA Section 302A.671 to be inapplicable, however, may be approved by a committee of the board of directors comprised solely of directors who:

     - are, nor have been during the past five years, neither officers nor employees,

     - are neither "acquiring persons" nor affiliates or associates of an "acquiring persons,"

     - were not nominated for election as directors by an "acquiring persons" or an affiliate or associate of an "acquiring persons," and

     - were directors at the time an acquiring person became an "acquiring persons" or were nominated, elected, or recommended for election as directors by a majority of those directors.

CALLING OF SPECIAL MEETING OF SECURITY HOLDERS

     The DGCL provides that special meetings of stockholders may be called by the board or by such persons or persons as may be authorized by the certificate of incorporation or bylaws. Harmony's bylaws authorize the board, the chairman of the board, the chief executive officer, or the holders of not less than 10 percent of the outstanding shares entitled to vote at the meeting. Stockholders must receive written notice of a special meeting no less than 10 days and no more than 60 days before the date of the meeting.

     The MBCA provides that special meetings of shareholders may be called by the chief executive officer, the chief financial officer, two or more directors, any person authorized in the articles or bylaws to call special meetings or a shareholder or shareholders holding 10 percent or more of the voting power of all shares entitled to vote, except that any special meeting for the purpose of considering any action to directly or indirectly facilitate or effect a business combination must be called by 25 percent or more of the voting power of all shares entitled to vote. iNTELEFILM's bylaws provide that special meetings of shareholders may be called by the president, treasurer, two or more directors or a shareholder or shareholders holding 10 percent or more of the voting power of all shares entitled to vote at the meeting. Shareholders must receive written notice of a special meeting at least three days and not more than 60 days before the date of the meeting.

ANTI-TAKEOVER MEASURES

     Both Delaware and Minnesota law contain provisions intended to protect security holders from individuals or companies attempting a takeover of a corporation in limited circumstances. The anti-takeover provisions of the DGCL and the MBCA differ in a number of respects, and the following is a summary of material differences. As a general rule, an interested shareholder in Minnesota is one who owns 10 percent of the outstanding shares while an interested stockholder in Delaware is one who owns 15 percent of the outstanding stock. An interested shareholder must wait four years in Minnesota to engage in prohibited business combinations, while the waiting period is only three years in Delaware. Minnesota law has a potentially broader definition of a business combination which encompass a larger variety of transactions.

Security holder rights plans

     iNTELEFILM adopted a shareholder rights plan in February 1998. Rights may become exercisable, entitling holders of such rights to purchase iNTELEFILM common stock, as a result of acquisitions of, and tender or exchange offers for, iNTELEFILM common stock. iNTELEFILM's shareholder rights plan may have the effect of discouraging unsolicited mergers or acquisitions of iNTELEFILM common stock. For a more detailed description of such plan see "Description of iNTELEFILM capital stock -- Shareholders rights plan." Harmony has not adopted a stockholder rights plan.

Control share acquisitions

     The Minnesota "control share acquisition" statute establishes various disclosure and shareholder approval requirements to be met by individuals or entities attempting a takeover. Delaware has no comparable provision. The Minnesota statute applies to an issuing public corporation. An "issuing public corporation" is one which is incorporated under or governed by Minnesota law and has at least 50 stockholders. iNTELEFILM is subject to the statute. Harmony, because it is a Delaware corporation, is not subject to the statute.

     The Minnesota statute requires disinterested shareholder approval for any acquisition of shares of an "issuing public corporation" which results in the "acquiring person" owning any of the following ranges of the outstanding shares of such corporation:

     - at least 20 percent but less than 33 1/3 percent;

     - at least 33 1/3 percent but less than or equal to 50 percent; or

     - over 50 percent.

Shareholders which exceed this threshold without shareholder approval lose their voting rights and are subject to redemption privileges of the corporation. These shares regain their voting rights only if the acquiring person discloses information to the corporation and these voting rights are granted by the shareholders at a special or annual meeting of the shareholders. The Minnesota control share acquisition statute applies unless the "issuing public corporation" opts out of the statute in its articles of incorporation or bylaws. Neither the articles of incorporation nor the bylaws of iNTELEFILM contain such an opt out provision.

Business combinations

     While there is no Delaware statute comparable to the Minnesota control share acquisition statute, both Minnesota and Delaware have business combination statutes that are intended primarily to deter highly leveraged takeover bids which propose to use the target's assets as collateral for the offeror's debt financing and to liquidate the target, in whole or in part, to satisfy financing obligations.

     In general, the MBCA states that an issuing public corporation may not engage in business combinations with any person that acquires beneficial ownership of ten percent or more of the voting stock of that corporation for a period of four years following the date that the person became a ten percent shareholder unless, prior to that share acquisition date, a committee of the corporation's disinterested directors approve either the business combination or the acquisition of shares.

     In contrast to the Minnesota provisions, the DGCL Section 203 generally provides that any person, including a corporation, acquiring 15 percent of more of the voting stock of a Delaware corporation is designated as an interested stockholder and the corporation may not engage in business combinations with such person for a period of three years unless one of the following conditions is met:

     - prior to the date the person became an interested stockholder, the board of directors approved either the business combination or the transaction which resulted in such person becoming an interested stockholder;

     - upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, such person owned at least 85% of the voting stock of the corporation, excluding those shares owned by directors who are also officers and shares owned by select employee stock ownership plans; or

     - the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of two-thirds of the outstanding voting shares held by disinterested stockholders.

The Delaware provisions also do not apply to any business combination in which the corporation, with the support of a majority of those directors who were serving as directors before any person became an interested stockholder, proposes a merger, sale, lease, exchange or other disposition of at least 50 percent of its assets, or supports, or does not oppose, a tender offer for at least 50 percent of its voting stock. In that case, all interested stockholders are released from the three-year prohibition and may compete with the corporation sponsored transaction.

     DGCL Section 203 differs from Minnesota's control share acquisition provisions in that under the DGCL, an otherwise prohibited business combination may be permitted by board approval, by stockholder approval, or by an acquisition of 85 percent of the outstanding shares of voting stock. Under the MBCA, a prohibited transaction is only permitted by advance board committee approval. In addition, the Delaware statute states that if the corporation proposes a merger or sale of assets, or does not oppose a tender offer, all interested stockholders are released from the three-year prohibition and may compete with the company-sponsored transaction in limited circumstances. Minnesota law does not have a comparable provision.

     Both the MBCA and the DGCL permit a corporation to opt out of the business combination statute by electing to do so in its articles or certificate of incorporation or bylaws. Neither the certificate of incorporation nor the bylaws of Harmony contain such an opt out provision. Similarly, neither the articles of incorporation nor the bylaws of iNTELEFILM contain such an opt out provision.

     DGCL Section 203 does not apply to iNTELEFILM's offer because prior to the date iNTELEFILM became an interested stockholder of Harmony, Harmony's board of directors approved of the transactions which resulted in iNTELEFILM becoming an interested stockholder.

Other anti-takeover provisions

     The MBCA includes three special provisions relating to takeovers that are not included in the DGCL. Minnesota law contains a provision prohibiting a publicly-held corporation from entering into or amending agreements that increase current or future compensation of any officer or director during any tender offer or request or invitation for tenders. Minnesota law also prohibits a publicly-held corporation from purchasing or agreeing to purchase any shares from a person who beneficially owns more than five percent of the voting power of the corporation if the shares had been beneficially owned by that person for less than two years, and if the purchase price would exceed the market value of those shares. However, a purchase will not violate the statute if it is approved at a meeting of the shareholders by a majority of the voting power of all shares entitled to vote or if the corporation's offer is of at least equal value per share and is made to all holders of shares of the class or series and to all holders of any class or series into which the securities may be converted. Minnesota law also authorizes the board of directors, in considering the best interests of the corporation in a proposed acquisition of an interest in the corporation, to consider the interest of the corporation's employees, customers, suppliers and creditors, the economy of the state and nation, community and social considerations and the long-term as well as short-term interests of the corporation and its shareholders, including the possibility that these interests may best be served by the continued independence of the corporation.

INDEMNIFICATION

     Delaware law permits a corporation to indemnify officers, directors, employees or agents and expressly provides that such indemnification shall not be deemed exclusive of any indemnification right provided under any bylaw, vote of stockholders or disinterested directors or otherwise. The DGCL permits indemnification against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any legal action, suit or proceeding brought or threatened against such persons for their conduct on behalf of the corporation. Indemnification is available provided the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and, in the case of criminal proceeding, had no reasonable cause to believe that the conduct was unlawful. Delaware law does not allow indemnification for officers, directors, employees or agents in the case of an action by, or in the right of, the corporation, including stockholder derivative suits, as to which such person is adjudged to be liable to the corporation, unless indemnification is ordered by a court. Harmony's certificate of incorporation and bylaws require indemnification to the full extent permitted by Delaware law, except that the certificate of incorporation provides that no director shall be liable to Harmony or its stockholders for monetary damages for breach of fiduciary duty as a director except for liability:

     - for any breach of the director's duty of loyalty to the corporation or its stockholders,

     - for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,

     - for unlawful payment of a dividend or unlawful stock purchase or redemption under Section 174 of the DGCL, or

     - for any transaction from which the director derived an improper personal benefit.

Harmony's certificate of incorporation and bylaws permit it to maintain insurance on behalf of officers, directors, employees or agents against any liability which may be asserted against them.

     Minnesota law generally provides for mandatory indemnification of persons made or threatened to be made a party to a proceeding by reason of a former or present official capacity of the person against judgments, penalties, fines, taxes assessed against the person, settlements and reasonable expenses, including attorneys' fees and disbursements. Indemnification is available provided the person has not been indemnified by another organization or employee benefit plan for the same action, acted in good faith, received no improper personal benefit, acted in a manner the person reasonably believed to be in or not opposed to the best interest of the corporation and, in the case of criminal proceeding, had no reasonable cause to believe that the conduct was unlawful. If a person is made or threatened to be made a party to a proceeding, the person is entitled, upon written request to the corporation, to payment or reimbursement by the corporation of reasonable expenses, including attorneys' fees and disbursements, incurred by the person in advance of the final disposition of the proceeding. iNTELEFILM's articles of incorporation and bylaws provide for indemnification to the full extent provided by Minnesota law and the articles of incorporation eliminate indemnification for:

     - any breach of the director's duty of loyalty to the corporation or its stockholders,

     - acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,

     - improper payment of a dividend or improper repurchase of iNTELEFILM stock under Section 302A.559 of the MBCA or a violation of federal or state securities laws,

     - any transaction from which the director derived an improper personal benefit, or

     - any act or omission occurring prior to the date the articles of incorporation became effective.

Minnesota law permits iNTELEFILM to maintain insurance on behalf of persons in their official capacity against any liability which may be asserted against them.

DISSENTERS' RIGHTS AND APPRAISAL RIGHTS IN CONNECTION WITH CORPORATE REORGANIZATIONS AND OTHER ACTIONS

     Under Minnesota law and Delaware law, security holders have the right, in some circumstances, to dissent from corporate transactions by demanding payment in cash for their shares equal to the fair value as determined by agreement with the corporation or by a court in an action timely brought by the dissenters. Delaware law in general allows for rights of appraisal only in select mergers or consolidations, including any short-form merger under DGCL Section 253 involving iNTELEFILM and Harmony. Minnesota law in general affords dissenters' rights upon amendments to the articles of incorporation that materially and adversely affect the rights or preferences of the shares of the dissenting shareholder, upon the sale, lease, transfer or other disposition of substantially all corporate assets and upon a plan of merger or exchange. Delaware law eliminates rights of appraisal in connection with certain mergers or consolidations, but not in connection with a short-form merger, where stockholders receive either one or a combination of the following:

     - shares of stock of the surviving corporation in a merger;

     - shares of stock that will be listed on a national securities exchange or designated as a national market system security on Nasdaq or held of record by more than 2,000 holders; or

     - cash in lieu of fractional shares.

Minnesota law affords dissenters' rights regardless of whether the shares of the corporation are listed on a national securities exchange or widely held.

     Although no appraisal rights exist in connection with the tender offer, Harmony stockholders who do not wish to accept iNTELEFILM shares in a short-form merger which follows the offer will have the right under Delaware law to dissent and demand appraisal of their Harmony shares. Rights of appraisal under Delaware law entitle dissenting Harmony stockholders to receive a judicial determination of, and receive payment for, the fair value of their shares. The procedures for asserting rights of appraisal in Delaware impose most of the initial costs of assertion on the dissenting stockholder, whereas the Minnesota procedures pose little financial risk to the dissenting shareholder in demanding payment in excess of the amount the corporation determined to be the fair value of the dissenter's shares. Therefore, Harmony stockholders will have expanded dissenters' rights under Minnesota law upon becoming iNTELEFILM shareholders.

                                 LEGAL MATTERS

     The validity of the common stock offered by iNTELEFILM in the offer and the merger will be passed upon for iNTELEFILM by Jill J. Theis, Esq., Secretary and General Counsel of iNTELEFILM. Ms. Theis is a participant in iNTELEFILM's stock option plans and various other benefit plans offered by iNTELEFILM.

     Briggs and Morgan, Professional Association, counsel for iNTELEFILM, will pass upon certain federal income tax consequences of the offer and the merger.

                                    EXPERTS

     The consolidated financial statements of iNTELEFILM incorporated by reference in this prospectus have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the periods set forth in their report, incorporated herein by reference and are incorporated herein, in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

     The consolidated financial statements of Harmony incorporated by reference in this prospectus have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the periods set forth in their report, which contains an explanatory paragraph regarding Harmony's ability to continue as a going concern, incorporated herein by reference and are incorporated herein, in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

     iNTELEFILM and Harmony file annual, quarterly and special reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934. You may read and copy this information at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy statements and other information about issuers, like iNTELEFILM and Harmony, who file electronically with the SEC. The address of that site is http://www.sec.gov.


     iNTELEFILM filed a registration statement on Form S-4 to register with the SEC the shares to be issued pursuant to the offer. This prospectus is a part of that registration statement. As allowed by SEC rules, this prospectus does not contain all the information you can find in the registration statement or the exhibits to the registration statement. In addition, iNTELEFILM has filed with the SEC a statement on Schedule TO pursuant to Rule 14d-3 under the Exchange Act that furnishes information about its offer. You may obtain copies of the Form S-4 or the Schedule TO, and any amendments to those documents, in the manner described above.



     The SEC allows iNTELEFILM and Harmony to "incorporate by reference" information they file with the SEC, which means that iNTELEFILM and Harmony can disclose important information to you by referring you to documents they file with the SEC. The information incorporated by reference is considered to be part of this registration statement. Information that iNTELEFILM and Harmony later file with the SEC will automatically update and supersede this information. This information is available at the Internet site the SEC maintains at http://www.sec.gov, as well as from other sources.


     iNTELEFILM incorporates by reference the documents listed below and any future filings it will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until all of the shares covered by this registration statement have been sold or the offer terminates:

     - Annual Report on Form 10-KSB for the year ended December 31, 1999 (as amended).

     - Quarterly Reports on Form 10-QSB for the quarters ended March 31, 2000 (as amended), June 30, 2000 (as amended), and September 30, 2000.

     - Current Reports on Form 8-K filed on October 4, 2000, September 11, 2000, July 10, 2000, June 22, 2000, April 27, 2000, April 26, 2000, March 23,
       2000, March 3, 2000, February 29, 2000, and January 19, 2000.

     - Definitive Schedule 14A filed on April 28, 2000.

     - Registration Statement on Form 8-A filed on June 23, 2000.

     iNTELEFILM incorporates by reference the documents filed by Harmony listed below, and any future filings it will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until all of the shares covered by this registration statement have been sold or the offer terminates:

     - Transition Report on Form 10-K for the six months ended December 31, 1999 (as amended).

     - Quarterly Reports on Form 10-Q for the quarters ended March 31, 2000, June 30, 2000, and September 30, 2000.

     - Current Report on Form 8-K filed on June 29, 2000.


     We have enclosed with this document one copy of iNTELEFILM's latest Annual Report on Form 10-KSB (as amended), iNTELEFILM's latest Quarterly Report on Form 10-QSB, Harmony's latest Transition Report on Form 10-K (as amended) and Harmony's latest Quarterly Report on Form 10-Q. You also may request additional copies or copies of the other documents listed above from iNTELEFILM, without charge, upon written or oral request to iNTELEFILM's information agent, Georgeson Shareholder Communications Inc., at (800) 223-2064. In order to receive timely delivery of the documents, you must make your requests no later than December 14, 2000.

               PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

     This unaudited pro forma financial information sets forth the impact of the offer of one share of iNTELEFILM common stock for every 13.75 shares of Harmony common stock. The unaudited pro forma statements of operations and balance sheet do not purport to present iNTELEFILM's consolidated results of operations and financial position as they might have been, or as they may be in the future, had the transaction occurred on the assumed dates.

     The pro forma adjustments are based upon information currently available. The pro forma financial statements should be read in conjunction with the historical consolidated financial statements of iNTELEFILM and Harmony for the fiscal year ended December 31 and June 30, 1999 and the transition period ended December 31, 1999, respectively, and for the interim period ended September 30, 2000. However, the pro forma financial statements are not necessarily indicative of the financial position that would have been attained by iNTELEFILM had the transaction occurred earlier.

     The objective of the pro forma financial statements is to show what the significant effects on the historical consolidated financial statements might have been had the transaction occurred on January 1, 1999, for the statements of operations presented, and as of September 30, 2000, for the balance sheet presented. The pro forma financial statements assume that the 3,367,098 shares of Harmony common stock not currently owned by iNTELEFILM are completely acquired for 244,880 shares of iNTELEFILM common stock. Additionally, iNTELEFILM anticipates that the transaction will result in financial benefits to the consolidated company, including reduced operating expenses and enhanced opportunities to increase revenue. The pro forma financial statements, while helpful in illustrating the financial characteristics of the consolidated company under one set of assumptions, do not reflect these anticipated financial benefits.

     This information is for illustrative purposes only. The companies would likely have performed differently had they always been combined. The information set forth should not be relied upon as being indicative of the future results that the consolidated company will experience as a result of the transaction.

      PRO FORMA STATEMENTS OF OPERATIONS FOR YEAR ENDED DECEMBER 31, 1999
                                  (UNAUDITED)

                                                          REVERSE
                                                          EQUITY      TENDER OFFER     INTELEFILM
                          INTELEFILM       HARMONY         LOSS         (GOODWILL     PRO FORMA FOR
                          YEAR ENDED    QUARTER ENDED   IN HARMONY    AMORTIZATION,    YEAR ENDED
                         DECEMBER 31,     MARCH 31,     AND ADJUST     TRANSACTION    DECEMBER 31,
                             1999          1999(1)      GOODWILL(2)     COSTS)(3)         1999
                         ------------   -------------   -----------   -------------   -------------
Revenues...............  $67,242,374     $16,274,699    $       --      $      --      $83,517,073
Cost of production.....   56,488,737      13,889,304            --             --       70,378,041
Operating expenses.....   17,057,941       3,511,348       725,900        166,334       21,461,523
                         -----------     -----------    ----------      ---------      -----------
Loss from continuing
  operations...........   (6,304,304)     (1,125,953)     (725,900)      (166,334)      (8,322,491)
Gain on sale of
  assets...............      119,508              --            --             --          119,508
Equity loss in
  Harmony..............   (1,930,942)             --     1,930,942             --               --
Interest income
  (expense), net.......      406,082         (79,089)                                      326,993
Income tax benefit.....      700,000              --            --             --          700,000
                         -----------     -----------    ----------      ---------      -----------
Net loss from
  continuing
  operations...........  $(7,009,656)    $(1,205,042)   $1,205,042      $(166,334)     $(7,175,990)
                         ===========     ===========    ==========      =========      ===========
Basic and diluted net
  loss per share from
  continuing
  operations...........  $     (1.11)                                                  $     (1.09)
                         ===========                                                   ===========
Weighted average number
  of shares
  outstanding..........    6,343,000                                                   $ 6,588,000
                         ===========                                                   ===========

---------------

(1) Includes the revenue and operating expenses related to the operations of Harmony for the quarter ended March 31, 1999. All subsequent quarters of 1999 have been consolidated with iNTELEFILM's results of operations as reported.

(2) Eliminates the equity loss in Harmony recorded in the first quarter of 1999 and reclassifies the portion of that loss related to the amortization of goodwill to amortization expense.

(3) Reflects an adjustment to amortization expense related to goodwill of $1,164,336 recognized in the transaction based on the March 22, 2000 share price of $3.94 of 244,880 iNTELEFILM shares to be issued totaling $964,336, and an estimated $200,000 in transaction costs. Amortization is calculated on a straight-line basis over seven years.

                       PRO FORMA STATEMENTS OF OPERATIONS
                    FOR NINE MONTHS ENDED SEPTEMBER 30, 2000
                                  (UNAUDITED)

                                                                       INTELEFILM
                                                                        PRO FORMA
                                iNTELEFILM            ADJUST               FOR
                                SIX MONTHS         AMORTIZATION        SIX MONTHS
                                   ENDED                OF                ENDED
                               JUNE 30, 2000       GOODWILL(1)        JUNE 30, 2000
                             -----------------    --------------    -----------------
Revenues...................     $51,188,954         $      --          $51,188,954
Cost of production.........      42,730,649                --           42,730,649
Operating expenses.........      14,392,116           124,750           14,516,866
                                -----------         ---------          -----------
Loss from operations.......       5,933,811          (124,750)          (6,058,561)
Loss on disposal of
  asset....................         (18,078)               --              (18,078)
Interest income, net.......         198,501                --              198,501
Income taxes...............         (51,358)               --              (51,358)
                                -----------         ---------          -----------
Net loss...................     $(5,804,746)        $(124,750)         $(5,929,496)
                                ===========         =========          ===========
Basic and diluted net loss
  per share................     $     (0.91)                           $     (0.89)
                                ===========                            ===========
Weighted average number of
  shares outstanding.......       6,412,000                              6,657,000
                                ===========                            ===========

---------------

(1) Reflects nine months of amortization of the goodwill recognized in the transaction.

                            PRO FORMA BALANCE SHEET
                            AS OF SEPTEMBER 30, 2000
                                  (UNAUDITED)

                                                   TENDER OFFER
                                                     (GOODWILL      INTELEFILM
                                    INTELEFILM     AMORTIZATION,     PRO FORMA
                                   SEPTEMBER 30,    TRANSACTION    SEPTEMBER 30,
                                       2000         COSTS) (1)         2000
                                   -------------   -------------   -------------
Current assets...................   $11,434,573     $ (200,000)     $11,234,573
Property and equipment, net......     4,373,024             --        4,373,024
Goodwill, net....................     6,872,460      1,039,586        7,912,046
Other assets.....................     1,540,207                       1,540,207
                                    -----------     ----------      -----------
          Total assets...........   $24,220,264     $  839,586      $25,059,850
                                    ===========     ==========      ===========
Current liabilities..............   $ 8,435,587     $       --      $ 8,435,587
Long-term debt...................       640,404             --          640,404
Minority interest................       417,629             --          417,629
Shareholders' equity.............    14,726,644        839,586       15,566,230
                                    -----------     ----------      -----------
Total liabilities and
  shareholders' equity...........   $24,220,264     $  839,586      $25,059,850
                                    ===========     ==========      ===========

---------------

(1) Reflect the goodwill recognized in the transaction, assuming $200,000 of transaction costs are incurred.

                                 EXCHANGE AGENT

     The letter of transmittal, certificates for Harmony shares and any other required documents should be sent or delivered by each Harmony stockholder or his or her broker, dealer, commercial bank, trust company or other nominee to the exchange agent at one of its addresses set forth below.

     The exchange agent for the offer is:

                        WELLS FARGO BANK MINNESOTA, N.A.

                                                                             BY OVERNIGHT, CERTIFIED OR
              BY MAIL                              BY HAND                     EXPRESS MAIL DELIVERY
------------------------------------   --------------------------------   --------------------------------
Wells Fargo Bank Minnesota, N.A.       Wells Fargo Bank Minnesota, N.A.   Wells Fargo Bank Minnesota, N.A.
Reorganization Department              Reorganization Department          Reorganization Department
P.O. Box 64858                         161 North Concord Exchange         161 North Concord Exchange
South St. Paul, MN 55164-0858          South St. Paul, MN 55075           South St. Paul, MN 55075

                                       BY FACSIMILE TRANSMISSION
                                       --------------------------
                                       Wells Fargo Bank Minnesota, N.A.
                                       Reorganization Department
                                       (800) 468-9716 (phone)
                                       (651) 450-4163 (fax)

                               INFORMATION AGENT

     Any questions or requests for assistance or additional copies of the prospectus, the letter of transmittal, the notice of guaranteed delivery and related offer materials may be directed to the information agent at the telephone number and location listed below. You may also contact your local broker, commercial bank, trust company or nominee for assistance concerning the offer.

     The information agent for the offer is:


                              GEORGESON SHAREHOLDER COMMUNICATIONS INC.

                              17 State Street, 10th Floor
                              New York, New York 10004
                              (800) 223-2064

                                                                      APPENDIX A

              SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW

SEC. 262 APPRAISAL RIGHTS.

     (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to Section 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

     (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to Section 251 (other than a merger effected pursuant to Section 251(g) of this title), Section 252, Section 254, Section 257, Section 258, Section 263 or Section 264 of this title:

          (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of Section 251 of this title.

          (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to Sections 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

             a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

             b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

             c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

             d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

          (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under Section 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

             (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

             (d) Appraisal rights shall be perfected as follows:

          (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

          (2) If the merger or consolidation was approved pursuant to Section 228 or Section 253 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facia evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

             (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

             (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

             (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

             (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

             (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

             (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

             (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subjection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the court deems just.

             (l) The Shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

               PART II -- INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Minnesota Statutes Section 302A.521 provides that as a Minnesota business corporation, iNTELEFILM shall indemnify any director, officer, employee or agent of the corporation made or threatened to be made a party to a proceeding, by reason of the former or present official capacity of the person, against judgments, penalties, fines, settlements and reasonable expenses incurred by the person in connection with the proceeding if statutory standards are met. "Proceeding" means a threatened, pending or completed civil, criminal, administrative, arbitration or investigative proceeding, including one by or in the right of the corporation. Section 302A.521 contains detailed terms regarding such right of indemnification and reference is made thereto for a complete statement of such indemnification rights.

     Article 6.2 of iNTELEFILM's bylaws provides that iNTELEFILM will indemnify its directors, officers, employees and agents, past or present, and persons serving as such of another corporation or entity at iNTELEFILM's request, for such expenses and liabilities, in such manner, under such circumstances, and to such extent as permitted under Section 302A.521.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)  Exhibits.


EXHIBIT
NUMBER   DESCRIPTION
-------  -----------
   3.1   Articles of Incorporation of iNTELEFILM Corporation, as
         amended and restated (incorporated by reference to
         iNTELEFILM's Current Report on Form 8-K (File No. 000-21534)
         filed October 1, 1999).
   3.2   Bylaws of iNTELEFILM, as amended and restated (incorporated by reference to iNTELEFILM's Registration Statement on Form
         S-18 (File No. 33-44412) filed December 5, 1991).
   5     Opinion of Jill J. Theis, Esq.*
   8     Opinion of Briggs and Morgan, Professional Association
         regarding tax matters.
  23.1   Consent of Briggs and Morgan, Professional Association
         (included in Exhibit 8 hereto).
  23.2   Consent of BDO Seidman, LLP for iNTELEFILM.*
  23.3   Consent of BDO Seidman, LLP for Harmony.*
  23.4   Consent of Jill J. Theis, Esq. (included in Exhibit 5
         hereto).
  24.1   Powers of Attorney.*
  24.2   Power of Attorney from William H. Spell.*
  99.1   Form of Letter of Transmittal.
  99.2   Form of Notice of Guaranteed Delivery.
  99.3   Form of Letter to Clients.


---------------

 *  Previously filed.


(b)  Financial Statement Schedules.


     None.

(c)  Item 4(b) Information.

     None.

ITEM 22.  UNDERTAKINGS.

     iNTELEFILM undertakes:

          (A)(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933.

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (B) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (C) To respond to requests for information that is incorporated by reference into the Prospectus pursuant to Items 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

          (D) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

     Insofar as indemnification by the registrant for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Minneapolis, State of Minnesota, on November 20, 2000.


                                      iNTELEFILM CORPORATION

                                      By       /s/ CHRISTOPHER T. DAHL
                                        ----------------------------------------
                                         Christopher T. Dahl
                                         President, Chief Executive Officer
                                         and Chairman of the Board

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated.


                     SIGNATURE                                 TITLE                     DATE
                     ---------                                 -----                     ----
              /s/ CHRISTOPHER T. DAHL                President, Chief Executive    November 20, 2000
---------------------------------------------------    Officer and Director
                Christopher T. Dahl                    (Principal executive
                                                       officer)

                /s/ STEVEN C. SMITH                  Chief Financial Officer       November 20, 2000
---------------------------------------------------    (Principal accounting
                  Steven C. Smith                      and financial officer)

                         *                           Director
---------------------------------------------------
                Richard W. Perkins

                         *                           Director
---------------------------------------------------
                 Michael R. Wigley

                         *                           Director
---------------------------------------------------
                William E. Cameron

                         *                           Director
---------------------------------------------------
                 William H. Spell

           *By: /s/ CHRISTOPHER T. DAHL              Director                      November 20, 2000
  ----------------------------------------------
                Christopher T. Dahl
                 Attorney-in-fact

                                 EXHIBIT INDEX


EXHIBIT
NUMBER                            DESCRIPTION
-------   ------------------------------------------------------------
   3.1    Articles of Incorporation of iNTELEFILM Corporation, as
          amended and restated (incorporated by reference to
          iNTELEFILM's Current Report on Form 8-K (File No. 000-21534)
          filed October 1, 1999).
   3.2    Bylaws of iNTELEFILM, as amended and restated (incorporated by reference to iNTELEFILM's Registration Statement on Form
          S-18 (File No. 33-44412) filed December 5, 1991).
   5      Opinion of Jill J. Theis, Esq.*
   8      Opinion of Briggs and Morgan, Professional Association
          regarding tax matters.
  23.1    Consent of Briggs and Morgan, Professional Association
          (included in Exhibit 8 hereto).
  23.2    Consent of BDO Seidman, LLP for iNTELEFILM.*
  23.3    Consent of BDO Seidman, LLP for Harmony.*
  23.4    Consent of Jill J. Theis, Esq. (included in Exhibit 5
          hereto).
  24.1    Powers of Attorney.*
  24.2    Power of Attorney from William H. Spell.*
  99.1    Form of Letter of Transmittal.
  99.2    Form of Notice of Guaranteed Delivery.
  99.3    Form of Letter to Clients.


---------------


 * Previously filed.